COVER-ALL Technologies Inc.

2004 ANNUAL REPORT

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my Insurance Center™

INSIGHT ACTION RESULTS


Deep Inventory of Coverages
Technology Leveraged Effectively
Secure and Scalable
Results Oriented Workflows
Content Management

my Insurance Center™

Turning information into actionable business intelligence.

The property & casualty insurance industry is in the midst of a paradigm shift, complete with new rules and regulations, opportunities and expectations. To flourish in this new age, insuring entities need innovative solutions enabled by leading-edge technology designed to help them respond to evolving business challenges. Cover-All's My Insurance Center™ is rapidly emerging as a leader in this continually changing world.

INSIGHT

Changing environments and business models within the insurance industry are requiring more advanced tools and services to help predict and quantify risk and control cost and exposure. Increasingly, critical determinants of industry success are acquiring knowledge, not just possessing data... conducting analysis, not just generating numbers... and, most importantly, developing *insights* about what changes are occurring and what actions need to be taken.

My Insurance Center™ is designed to enable executives and managers to have real time access to information and turn that information, through knowledge, analysis and insight, into meaningful business intelligence.

ACTION

Insights alone are not enough. Leaders need the ability to take *action*. Whether faced with a new product, service, distribution channel or partner, or the refinement of an existing process, leaders need the ability to respond quickly and effectively.
Cover-All's My Insurance Center™ is designed to enable executives and managers to take appropriate action, quickly and efficiently.

RESULTS

Leaders demand *results*, and My Insurance Center™ delivers. By facilitating business connections - connections between employees, customers, partners and systems - My Insurance Center™ allows greater access to information and encourages the sharing and utilization of information in new and productive ways. It enables innovation and the results can be profound. My Insurance Center™ can help *companies better manage their risk, help their bottom line and help them realize the potential of each critical relationship.*

Our team of experienced insurance and technology professionals stands ready to assist our partners and customers to achieve their business goals. Our technology, people and approach are "insurance smart," focusing on real results that are timely, relevant, and will in turn foster additional insight.

IT'S ABOUT TIME
technology is applied from an insurance professional's perspective.

COVER-ALL Technologies Inc.

SOLUTIONS TODAY - VALUE OVER TIME

JOHN W. ROBLIN
Chairman, President & CEO

Dear Fellow Shareholders,

2004 was a very exciting year for Cover-All Technologies Inc.

We were pleased to report our fourth consecutive profitable year. Profits increased by 96% over 2003 and revenues increased by 23% — led by a 245% increase in new license sales in a challenging but improving economic environment. Our continued profitability reflects our unwavering focus on delivering consistently solid financial results. Our revenue growth reflects the investments in both our flagship solutions offering — My Insurance Center™ — and the expansion of our service offerings. We are continuing to invest in additional capabilities that will enable us to grow our revenue base in 2005 and beyond.

Clearly, these results reflect the efforts, loyalty and commitment of all the women and men of Cover-All.

The Marketplace and My Insurance Center™

As we move into 2005, the needs of the property and casualty marketplace to reduce expenses, better manage risk, and increase revenues have never been greater. The additional and expanding compliance requirements of the Sarbanes-Oxley Act of 2002 and other regulations have added a sense of urgency in the marketplace to address these issues. New entrants to the insurance marketplace, not burdened with the costs and inflexibilities of legacy organizational and system constraints, are demonstrating that they can achieve a competitive business advantage by creative uses of technology. For many veteran industry players the risk of continuing with legacy systems is now overcoming the inertia that has stifled change over the last decade.

However, even when companies decide that they need new or enhanced technology solutions, a host of other issues usually arise such as technology selection, data conversion, training, build vs. buy, and more. Often these complexities wear down even the most determined potential buyers and result in inaction.

We at Cover-All recognized this issue and have developed a number of capabilities to help new and potential customers overcome these complexities to move forward. We implemented an applications services provider (ASP) environment hosted by Oracle that permits us to offer our software as a service. We also are leveraging our data-centric architecture to facilitate conversions or linkages to other mission critical systems.

We believe that we are now well positioned to respond to the increasing demand in the marketplace for business solutions and we have the ability to "make it happen." My Insurance Center™, with its outstanding business functionality, "real time" information and leading edge technology, is ideally suited to respond to the needs of this expanding marketplace. Indeed, the marketplace response to My Insurance Center™ is very positive.

2004 – a brief look back at a very good year

During 2004 we focused on working with our large and important customer base to help them migrate from the older Classic product to our new My Insurance Center™ Rating & Issuance 7.0, which has many new and exciting capabilities including Internet data entry, enhanced security features, and powerful productivity tools. It is also designed to facilitate the introduction of additional capabilities in the future.

We worked very closely with our customers to schedule and coordinate their migration. Our My Insurance Center™ offering was designed to enable our customers to migrate to it with a minimum of business interruption. We provided training, implementation support and conversion of all data and product customizations.

The results have been well received and our customers are now on a robust common platform designed to enable us to expand and enhance over time to meet their needs.

We are grateful to our customers for their help, support and confidence in us. Each of them is important to us and we have worked very hard to deliver the value that they expect.

2005 and beyond

We believe that Cover-All is poised for even greater success.

As we move forward, we will continue to leverage and add to Cover-All's strengths:

- Loyal existing customer base
- Experienced, knowledgeable people – Insurance, Technology, Design, Business
- Leading edge technology platform – My Insurance Center™
- Rich software inventory
- Expanded service offerings including "software as a service" ASP capabilities

Cover-All today is an exciting and focused company. We have come a long way and are very enthusiastic about our future.

We are very encouraged by the marketplace response to My Insurance Center™. The design of My Insurance Center™ is now reinforced by the real world experience of our customers. Our customers and prospects are expressing optimism; they are focused on growth and their demand for and expectations of My Insurance Center™ are increasing.

We are proud of our progress. On behalf of our executive management team, I want to thank our employees, customers and shareholders for their continued confidence and support.

John W. Roblin
Chairman, President & CEO
Cover-All Technologies Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2004.

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ___ to ___.

Commission file number 0-13124

COVER-ALL TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Delaware	**13-2698053**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
18-01 Pollitt Drive, Fair Lawn, New Jersey	**07410**
(Address of principal executive office)	(Zip Code)

(201) 794-4800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES** ☒ **NO** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Act. **YES** ☐ **NO** ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $7,870,000 as of June 30, 2004 based on the closing price on June 30, 2004.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 15,748,084 shares of common stock, par value $.01 per share, as of March 14, 2005.

Documents Incorporated by Reference:

Portions of the Registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders ("Proxy Statement"), to be filed with the Securities and Exchange Commission (the "SEC") not later than 120 days after the close of the Registrant's fiscal year, are incorporated by reference as described in Part III.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this report, including, without limitation, matters discussed under Item 1- "Business" and Item 7- "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Certain of these forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of these terms or other comparable terminology, or by discussions of strategy, plans or intentions. Statements contained in this report that are not historical facts are forward-looking statements. Without limiting the generality of the preceding statement, all statements in this report concerning or relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, through our senior management, from time to time we make forward-looking statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under Item 1- "Business – Risk Factors" and Item 7- "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates" and general conditions in the economy and capital markets.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

General

We provide state-of-the-art software products and services to the property and casualty insurance industry. We were incorporated in Delaware in April 1985 as Warner Computer Systems, Inc. and changed our name to Warner Insurance Services, Inc. in March 1992. In June 1996, we changed our name to Cover-All Technologies Inc. Our products and services are offered through our wholly-owned subsidiary, Cover-All Systems, Inc., also a Delaware corporation.

Our software products and services focus on the functions required to market, rate, issue, print, bill and support the entire life cycle of insurance policies. Our products and services combine an in-depth knowledge of property and casualty insurance with innovative solution designs using state-of-the-art technology. Our products are either available "off-the-shelf" or customized to specific customer needs. Our software can be licensed for customer use on their own platforms or can be licensed through our application services provider, referred to as "ASP," using third party technology platforms and support.

We also provide a wide range of professional services that support product customization, conversion from existing systems and data integration with other software or reporting agencies. We also offer on-going support services including incorporating recent insurance rate and rule changes in our solutions. These support services also include analyzing the changes, developments, quality assurance, documentation and distribution of insurance rate and rule changes.

We earn revenue from software contract licenses, service fees from ASPs, continuing maintenance fees for servicing the product and professional services.

Products

My Insurance Center

In December 2001, we announced the availability of My Insurance Center, referred to as "MIC," a customizable and configurable Internet-enabled software platform and suite of product components that was developed to provide insurance agents, brokers and carriers with integrated workflows and access to real-time information.

MIC enables our customers to license our rating, policy issuance, billing and other software components into a fully-integrated platform that, among other things, eliminates redundant data entry. Information is stored in a client-centric database and becomes immediately available to other users or functions. MIC may be customized to generate user alerts when a user-specified condition occurs. Additionally, MIC has been designed to allow the customer to configure features according to their own look and feel preferences and workflow processes. For instance, the browser-based user interface allows employees, agents and other end-users to personalize their desktops so they see only the information they need or desire.

MIC is built upon the Customer Insurance Database, referred to as "CI," that brings together policy, billing and information from other business functions into an integrated "customer view" that enables better customer service and coordination. A key component of CI is the Insurance Policy Database, referred to as "IPD." IPD is a relational database that holds detailed policy and policy history data for more than forty lines of commercial property and casualty insurance and has been designed to bring powerful data access and reporting capabilities to the desktop.

MIC is being made available to users either for in-house implementation or through our ASP. Combined with our client-centric database, MIC has an integrated and flexible architecture designed to enable our customers to make rapid business and technological changes.

MIC offers the following features and benefits:

- Data Integration – IPD is an integrated data repository that provides information to MIC quickly and inexpensively. Multiple software components share data to help integrate business functions, manage workflow and avoid duplicate data problems.

- Application Integration; Single Sign-On – MIC allows the end user to switch back and forth among applications without having to log in to individual applications, increasing a user's productivity. MIC provides a consolidated view of data from different software components and provides "hotlinks" enabling a customer to connect quickly to the specific module of the specific system. MIC offers the user fast access, pro-active alerts and real-time responsiveness.

- Broad Accessibility – MIC is an Internet application, which utilizes a sophisticated portal capability.

- Integrated Data Representation – MIC provides a consolidated view of information from disparate systems.

- Personalization and Customization – MIC allows each user to personalize his or her view similar to other Internet portals, to meet the needs and the stylistic preferences of each individual user. MIC personalization allows the user to hide or show content, filter the content and also change color and page styles. Customization in MIC allows the host to control the accessibility to content for each user and also facilitates changes to content in MIC as business needs change, without additional programming.

- Scalability – MIC can grow with our customer's needs, measured in terms of the numbers of concurrent users, response times and other variables.

- Security – MIC can be configured to achieve appropriate levels of security on data transfer over the Internet. MIC is also designed to adapt to almost any organizational hierarchy and data level security needs with minimal set-up effort by the customer.

MIC utilizes technology based on Oracle® 9i Application Server, Oracle 9i Database, J2EE and XML. MIC seamlessly integrates MIC Rating and Issuance and other business components (some of which are newly developed and others are based upon capabilities formerly offered as part of our Classic and TAS 2000 product lines, which are described below) and our Customer Insurance Database.

MIC enables us to market the business components in "custom groupings," or as a service in an ASP environment, depending on customer needs.

The Classic Product Line / MIC Rating & Issuance

In December 1989, we purchased the assets related to the exclusive proprietary rights to a PC-based software application for policy rating and issuance for property and casualty insurance companies. This software uses a unique design that separates the "insurance product definition" from the actual technology "engines." The sophistication of this design has enabled us to stay current with technology innovations while preserving our "insurance knowledge" investment. This concept evolved into what is known today as the Classic product. During 2003 and 2004, this concept further evolved and the Classic product was significantly expanded and is now sold and marketed as MIC Rating & Issuance. Most of our Classic customers have upgraded to this new product: MIC Rating & Issuance.

The Classic/MIC Rating & Issuance product supports the following functions:

- Data capture and editing
- Rating
- Policy issuance including multiple recipient print
- All policy transactions including quotes, new lines, endorsements, renewals, audits and cancellations
- Policy database

The original Classic product was designed to accommodate all lines of property and casualty insurance. It is especially effective in coping with the complexity and variability of commercial lines of insurance.

This flexibility has been retained in MIC Rating & Issuance, and today we offer off-the-shelf support for more than 40 lines of commercial business in virtually all states and Puerto Rico. Our extensive experience in creating custom products combined with our proprietary tool set enables us to deliver support for new insurance products in short time frames.

We developed significant new functionality in Classic in 2001 by making Insurance Policy Database available to our customers. IPD is designed to provide a sophisticated data repository based upon insurance industry data standards that would enable Classic customers easy and immediate access to their policy information. IPD enables us and our customers to build sophisticated interfaces to other software components. Today MIC Rating & Issuance is sold and marketed as a web-based solution with an integrated database, and we no longer refer to the integrated database "IPD" as a stand-alone component.

We designed the Classic/MIC Rating & Issuance product to reduce the complexity of the insurance process for the user. The product performs complete editing as the data is entered so that errors can be corrected immediately. The software is designed to operate over an intranet on a server or over the Internet using a browser.

We originally developed the Classic software using the MicroFocus COBOL language, and we upgraded this product line for use in the Windows 95, Windows 98 and NT operating systems. During 1999, we further upgraded the Classic product to use a graphical user interface. Since 2000, Classic has also been implemented in an Internet environment, which enables our customers to offer remote access to their customers or partners. The Internet is also the platform utilized by our ASP offering.

During the latter part of 2002, we developed a new "presentation layer" incorporating the latest technologies, such as Java and XML, to provide a very flexible and robust user interface over the Internet. This capability also included significant enhancements to our security and administration functions as well as a number of "usability" enhancements. These capabilities significantly expand and enhance the "core" rating and issuance capabilities of Classic. The new product is being sold and marketed as MIC Rating & Issuance. In early 2003, we developed capabilities for MIC Rating & Issuance to run on a Linux platform, a change designed to reduce operating costs for our customers.

The Classic Rating and Policy Issuance Product (now replaced by MIC Rating & Issuance) has been and continues to be enhanced and updated with new technology. The sophisticated design of the product isolates insurance product knowledge from the application itself in datafiles, referred to as "Metadata." We have built an extensive knowledge base, estimated at more than 100 person-years of effort, in this Metadata that defines the details of virtually hundreds of insurance policy types and coverages for the Classic product.

The MIC Rating & Issuance product line brings to the customer the following functions, features and capabilities:

- Clear and comprehensive data collection with extensive real time edits
- Policy history – easy policy changes and useful for activities such as coverage inquiries
- On-line system, screen and field level help
- On-line Commercial Lines Manual Tables and Footnotes
- Easy and direct system navigation
- Standard ISO (Insurance Service Office) coverages and rates support
- Company customized coverages and rates support
- Fully automated recipient-driven issuance of insurance policies, worksheets, ID cards, etc., including print preview
- Policy database
- Help desk assistance

The design of MIC Rating & Issuance also allows us to stay current with changes in technology while re-using the intellectual capital invested in the insurance rules. Our upgrading the Classic product line to run on an intranet/Internet has enabled multiple users to contribute to the common data store. We have invested in additional upgrades to newer Internet technologies. We have also integrated this product to IPD and MIC. We have streamlined the support process with the goal to improve quality to our customers.

The Classic/MIC Rating & Issuance product is in use in over 40 companies. Total Classic/MIC Rating & Issuance revenues were $8,648,000 for 2004, as compared to $6,826,000 for 2003 and $5,719,000 for 2002.

TAS 2000

From 1993 until 2003, we developed a second product line supporting property and casualty insurance known as Total Administrative Solution, referred to as "TAS 2000." We have developed a suite of functionality within the TAS 2000 product, including billing full policy life-cycle support, Customer Relationship Management, referred to as "CRM," and financial and statistical reporting. The entire suite of functional components is fully integrated through a client-centric Oracle database.

Some of these components are now being integrated and marketed as part of the My Insurance Center offerings. Utilizing MIC and existing software business components, we can deliver a fully integrated platform for quoting and rating, policy issuance, policy administration, billing and reporting.

The TAS 2000 product line was designed in the 1990's to bring new technology and additional functional capability to the property and casualty insurance industry. The data is organized around customers and integrates rating, billing, demographic, policy issuance, statistical and financial reporting functions so that information is only captured once by the customer. This is designed to reduce the customer's expenses and errors as well as improve timeliness and service quality to the customer. The data is accessible for creating management reports utilizing custom or general-purpose tools. These functional components have also been built out and implemented for workers compensation. This product suite is known as TAS Comp.

All TAS 2000 products were developed to allow companies to take advantage of the power of client-server computing. TAS 2000 enabled companies that are growing or want to add greater functionality to "scale" their technology to more powerful platforms utilizing the same applications, and companies currently relying on expensive mainframe technology can "rightsize" their hardware and software according to the changing demands of their organizations. These same capabilities are part of the design of My Insurance Center, but MIC has the added advantage of being designed with the capabilities of newer technologies and the Internet.

The TAS 2000 product line includes the following application modules which have been or are being moved to the MIC platform:

- Enterprise, Customer-centric Oracle database
- Client Management
- End User Tools
- Agency Profile Management
- Policy Administration
- Workers Compensation Rating and Issuance
- Billing, Cash and Commissions
- Statistical Reporting
- Financial Reporting

TAS 2000 has a Windows-compliant graphical user interface and is also available using a browser over the Internet. TAS 2000 can be used on many different client/server hardware platforms and offers the capability to process the voluminous transactions that are common to large-scale insurance operations.

Total TAS 2000 revenues were $626,000 for 2004, $698,000 for 2003 and $2,423,000 for 2002.

My Insurance Center – Continued Development

We have, through MIC, Classic and TAS 2000 components, a deep inventory of insurance software components combined with a sophisticated implementation platform. We expect to utilize these capabilities to expand and leverage our ability to respond to broadening marketplace and new customer opportunities with solutions that address the special needs of carriers, managing general agents, agents, brokers and third party providers with both off-the-shelf and custom solutions. Our user interface capabilities of the MIC product are being enhanced with more functionality as well as the addition of highly sophisticated web services and information access tools. We also intend to continue to enhance our functional components based upon market demand, existing customer needs, new capabilities offered by Web Services as well as changes in technology (for example, support for personal digital assistants, or PDAs), especially Internet technologies. We are also developing integration and inter-connection capabilities for MIC to exchange data with third party systems which should bring significant benefit to our customers by reducing data entry and reducing the exposure to errors & omissions liability.

We are also increasing and enhancing our services portfolio. We have expanded our professional services with conversion and interface offerings. We are developing new rule-based capabilities to enable us to implement data exchange services that will save our customers time and effort converting to our products or linking our products to existing systems. We also have developed a "custom" service offering for customers who desire specially-tailored services, service level agreements and other services that enable them to achieve their business objectives. Our ASP will also continue to be enhanced with additional functionality and customer options.

Competition

The computer software and services industry is highly competitive and rapidly changing, as current competitors expand their product offerings and new companies enter the marketplace. Because of our extensive knowledge-base in the insurance industry, however, we believe that our products offer customers certain advantages not available from our competitors. Our customers have access to our extensive experience and software inventory in the area of rating and policy issuance of commercial lines policies, among the most complex of insurance transactions.

There are a number of larger companies, including computer software, services and outsourcing companies, consulting firms, computer manufacturers and insurance companies that have greater financial resources than we have and possess the technological ability to develop software products similar to those we offer. These companies represent a significant competitive challenge to our business. Very large insurers that internally develop systems similar to ours may or may not become our major customers for software or services. We compete on the basis of our insurance knowledge, products, service, price, system functionality and performance and technological advances.

Marketing

We maintain an in-house sales and marketing staff. We also utilize distributors, outside consultants and other complimentary service providers to market our products. We are continuing to redesign our Internet site and establish linkages to portals and other web sites. This is an on-going effort that we will continue to expand in 2005 as we focus on the Internet as the primary source of information about our products and services. We also participate in and display and demonstrate our software products at industry trade shows. Our consulting staff, business partners and other third parties also generate sales leads.

Research and Development

Our business is characterized by rapid business and technological change. We believe our success will depend, in part, on our ability to meet the new needs of our customers and the marketplace as well as continuing to enhance our products based on new technologies. Accordingly, we must maintain ongoing research and development programs to continually add value to our suite of products, as well as any possible expansion of our product lines.

Our goal with all of our products and services is to enhance the ease of implementation, functionality, long-term flexibility and the ability to provide improved customer service.

Research and development expenses were $760,000, $533,000 and $600,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Backlog

We had no license, maintenance, professional services or ASP backlog of unbilled work as of December 31, 2004.

Major Customers

Our product line is in use in over 40 companies. For the years ended December 31, 2004, 2003 and 2002, we had only one customer in any of those years contribute revenues in excess of 10% of our total revenues. AIGT generated 31% and 11% of our revenues for the years ended December 31, 2004 and 2003, respectively. Accident Fund generated 30% of our revenues for the year ended December 31, 2002.

We had no export sales in 2004, 2003 or 2002.

Employees

We had on average 50 employees during 2004. None of our employees are represented by a labor union, and we have not experienced any work stoppages. We believe that relations with our employees are good.

Available Information

Our website address is www.cover-all.com. We make available, free of charge, through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not incorporated by reference into this report.

RISK FACTORS

The following are certain risk factors that can affect our business and our results of operations and financial condition. There may be other risk factors, and this list is not exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such new risk factors, nor can we assess the impact, if any, of such new risk factors on our business. You should carefully consider the following risk factors, as well as other information described elsewhere in this annual report.

Risks Related to Our Business and Our Industry

We have achieved profitability, but have a history of losses and we may not be profitable in the future.

Although we have been profitable in each of the years since 2000, generating net income of approximately $767,000 for 2004, $392,000 for 2003, $877,000 for 2002 and $55,000 for 2001, there can be no assurance that we will be able to maintain profitability in the future. We incurred net losses of approximately $2,412,000 for 2000 and $2,820,000 for 1999. We continue to invest significantly in sales and marketing while furthering our efforts of investing in technology infrastructure and research and development. As a result, we must generate significant revenues to achieve and maintain profitability. We may not be able to sustain profitability on an annual basis in the future.

We may need additional financing in order to continue to develop our business.

In 2001 and 2002, we completed two rounds of debt financing through the sale of 8% convertible debentures due in 2008 ("2008 Debentures") and 2009 ("2009 Debentures"), respectively, to Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and certain other investors, with an aggregate principal amount of $2,500,000. Interest on the unpaid principal amount of the debentures is payable monthly at the rate of 8% per annum. The 2008 Debentures mature on July 1, 2008 and the 2009 Debentures mature on September 1, 2009, unless the debentures are earlier redeemed by us or the holder or converted into shares of our common stock at the holder's option at a conversion price of $0.30 per share, subject to adjustment. We may redeem the debentures for cash at 101% of the principal amount, together with accrued and unpaid interest through the redemption date, upon the occurrence of certain events specified in the debentures. We are required to repay principal on the 2008 Debentures and 2009 Debentures, commencing July 1, 2004 and July 1, 2005, respectively, in monthly installments of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount of such debentures, and at maturity we will be required to pay the remaining unpaid principal amount. In 2004, the holders of the 2008 Debentures elected to convert all of their monthly principal installments due in 2004, totaling $105,335, under such debentures into shares of our common stock at the conversion price of $0.30 per share in lieu of receiving such installment payments in cash. In connection with this conversion, we issued to the holders of the 2008 Debentures an aggregate of 351,116 shares of our common stock. We made an aggregate of $198,000 of interest payments on the debentures during 2004, and we expect to make interest payments of approximately $183,000 in the aggregate during 2005.

We will need additional financing to continue to fund the research and development of our software products and to expand and grow our business generally. To the extent that we will be required to fund operating losses, our financial position would deteriorate. We may not be able to find significant additional financing at all or on terms favorable to us. If equity securities are issued in connection with a financing, dilution to our stockholders may result, and if additional funds are raised through the incurrence of debt, we may be subject to further restrictions on our operations and finances. Furthermore, if we do incur additional debt, we may be limiting our ability to repurchase capital stock, engage in mergers, consolidations, acquisitions and asset sales, or alter our lines of business, even though these actions might otherwise benefit our business. As of December 31, 2004, we had a net stockholders' equity of approximately $928,000 and a net working capital of approximately $900,000.

To service our indebtedness, we will require a significant amount of cash.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. In addition, our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to repay our indebtedness through cash flow from operations, we may need to obtain additional financing. We cannot be certain that we will be able to obtain additional financing on terms favorable to us, or at all.

We depend on product development in order to remain competitive in our industry.

We are currently investing resources in product development and expect to continue to do so in the future. Our future success will depend on our ability to continue to enhance our current product line and to continue to develop and introduce new products that keep pace with competitive product introductions and technological developments, satisfy diverse and evolving insurance industry requirements and otherwise achieve market acceptance. We may not be successful in continuing to develop and market on a timely and cost-effective basis product enhancements or new products that respond to technological advances by others, or that these products will achieve market acceptance.

In addition, we have in the past experienced delays in the development, introduction and marketing of new and enhanced products, and we may experience similar delays in the future. Any failure by us to anticipate or respond adequately to changes in technology and insurance industry preferences, or any significant delays in product development or introduction, would significantly and adversely affect our business, operating results and financial condition.

Our products may not achieve market acceptance, which may make it difficult for us to compete.

Our future success will depend upon our ability to increase the number of insurance companies that license our software products. As a result of the intense competition in our industry and the rapid technological changes which characterize it, our products may not achieve significant market acceptance. Further, insurance companies are typically characterized by slow decision-making and numerous bureaucratic and institutional obstacles which will make our efforts to significantly expand our customer base difficult.

Our products are affected by rapid technological change and we may not be able to keep up with these changes.

The demand for our products is impacted by rapid technological advances, evolving industry standards in computer hardware and software technology, changing insurance industry requirements and frequent new product introductions and enhancements that address the evolving needs of the insurance industry. The process of developing software products such as those we offer is extremely complex and is expected to become increasingly complex and expensive in the future with the introduction of new platforms and technologies. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success depends upon our ability to anticipate or respond to technological advances, emerging industry standards and practices in a timely and cost-effective manner. We may not be successful in developing and marketing new products or enhancements to existing products that respond to technological changes or evolving industry standards. The failure to respond successfully to these changes and evolving standards on a timely basis, or at all, could have a detrimental effect on our business, operating results and financial condition.

Our market is highly competitive.

Both the computer software and the insurance software systems industries are highly competitive. There are a number of larger companies, including computer manufacturers, computer service and software companies and insurance companies, that have greater financial resources than we have. These companies currently offer and have the technological ability to develop software products similar to those offered by us. These companies present a significant competitive challenge to our business. Because we do not have the same financial resources as these competitors, we may have a difficult time in the future in competing with these companies. In addition, very large insurers internally develop systems similar to our systems and as a result, they may not become customers of our software. We compete on the basis of our insurance knowledge, products, service, price, system functionality and performance and technological advances. Although we believe we can continue to compete on the basis of these factors, some of our current competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our current competitors may be able to:

- undertake more extensive marketing campaigns for their brands and services;
- devote more resources to product development;
- adopt more aggressive pricing policies; and
- make more attractive offers to potential employees and third-party service providers.

We depend on key personnel.

Our success depends to a significant extent upon a limited number of members of senior management and other key employees, including John W. Roblin, our President and Chief Executive Officer, and Maryanne Gallagher, our Chief Operating Officer. Mr. Roblin's employment contract expires in December of 2006. We maintain key man life insurance on Mr. Roblin and Ms. Gallagher in the amount of $1,000,000 per individual. The loss of the service of one or more key managers or other key employees could have a significant and adverse effect upon our business, operating results or financial condition. In addition, we believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. Competition for such personnel in the computer software industry is intense. We may not be successful in attracting and retaining such personnel, and the failure to do so could have a material adverse effect on our business, operating results or financial condition.

We depend upon proprietary technology and we are subject to the risk of third party claims of infringement.

Our success and ability to compete depends in part upon our proprietary software technology. We also rely on certain software that we license from others. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no patents or patent applications pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. The steps we take to protect our proprietary technology may not prevent misappropriation of our technology, and this protection may not stop competitors from developing products which function or have features similar to our products.

While we believe that our products and trademarks do not infringe upon the proprietary rights of third parties, third parties may claim that our products infringe, or may infringe, upon their proprietary rights. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. If a claim of product infringement against us is successful and we fail or are unable to develop non-infringing technology or license the infringed or similar technology, our business, operating results and financial condition could be significantly and adversely affected.

We depend on existing customers.

In 2004 and 2003, our software products operations depended primarily on certain existing customers. One of these customers accounted for approximately 31% and 11% of our total revenues in 2004 and 2003, respectively. We anticipate that our operations will continue to depend upon the continuing business of our existing customers and the ability to attract new customers. As a result, the loss of one or more of our existing customers or our inability to continue to attract new customers could significantly and adversely affect our business, operating results and financial condition.

A decline in computer software spending may result in a decrease in our revenues or lower our growth rate.

A decline in the demand for computer software among our current and prospective customers may result in decreased revenues or a lower growth rate for us because our sales depend, in part, on our customers' level of funding for new or additional computer software systems and services. Moreover, demand for our solutions may be reduced by a decline in overall demand for computer software and services. The current decline in overall technology spending may cause our customers to reduce or eliminate software and services spending and cause price erosion for our solutions, which would substantially affect our sales of new software licenses and the average sales price for these licenses. Because of these market and economic conditions, we believe there will continue to be uncertainty in the level of demand for our products and services. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues.

We may not get the full benefit of our tax credits.

Under the United States Internal Revenue Code, companies that have not been operating profitably are allowed to apply certain of their past losses to offset future taxable income liabilities they may incur once they reach profitability. These amounts are known as net operating loss carryforwards. At December 31, 2004, we had approximately $21,900,000 of federal net operating tax loss carryforwards expiring at various dates through 2023. Because of certain provisions of the Tax Reform Act of 1986 related to change of control, however, we may not get the full benefit of these loss carryforwards. If we are limited from using net operating loss carryforwards to offset any of our income, this would increase our taxes owed and reduce our cash for operations.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new Securities and Exchange Commission regulations, are creating uncertainty for companies such as ours. To maintain high standards of corporate governance and public disclosure, we intend to invest substantial resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities.

Risks Related to Our Common Stock

Holders of shares of our common stock may have difficulty in selling those shares.

Our common stock is not quoted on any market or listed on any securities exchange. Prices for our common stock are quoted on the Over-the-Counter (OTC) Bulletin Board. Securities whose prices are quoted on the OTC Bulletin Board do not enjoy the same liquidity as securities that trade on a recognized market or securities exchange. As a result, you may have difficulty in selling shares of our common stock.

In addition, our common stock is a "penny stock" as that term is defined in the Securities Exchange Act of 1934. Brokers effecting transactions in a "penny stock" are subject to additional customer disclosure and record keeping obligations, including disclosure of the risks associated with low price stocks, stock quote information, and broker compensation. In addition, brokers effecting transactions in a "penny stock" are also subject to additional sales practice requirements under Rule 15g-9 of the Exchange Act including making inquiries into the suitability of "penny stock" investments for each customer or obtaining a prior written agreement for the specific "penny stock" purchase. Because of these additional obligations, some brokers will not effect transactions in "penny stocks."

Our shares are subject to dilution as a result of the conversion of our convertible debentures and the exercise of our warrants.

Debentures. As of December 31, 2004, the 2008 Debentures and the 2009 Debentures were convertible into an aggregate of 7,982,217 shares of our common stock. The 2008 Debentures mature on July 1, 2008 and the 2009 Debentures mature on September 1, 2009, unless the debentures are earlier redeemed by us or the holder upon the occurrence of certain events specified in the debentures or converted into shares of our common stock at the holder's option at a conversion price of $0.30 per share, subject to adjustment. The conversion price with the respect to each of the debentures is subject to adjustment if and whenever we issue additional shares of our common stock for less than the then current conversion price per share, in which case the conversion price will be reduced to a new conversion price equal to the price per share of the additional stock issued. Pursuant to the terms of the debentures, the issuance or sale of additional shares of our common stock resulting from (1) the conversion of any of the debentures, (2) the exercise of warrants or employee or director stock options outstanding on the day that the debentures were issued or (3) the exercise of stock options to be granted in the future to employees or directors pursuant to our existing stock option plans, will not trigger any adjustment to the conversion price of the debentures.

The issuance of any shares of our common stock as a consequence of the conversion of any of the debentures may result in significant dilution to our stockholders and may depress the market price of your investment. Further, if the conversion price of the debentures is adjusted, the additional shares of our common stock that would be issued upon conversion of the debentures as a result of such adjustment may also result in significant dilution to our stockholders.

Warrants. An aggregate of 640,000 warrants, expiring in 2005, to purchase such number of shares of our common stock issued to Vault Management Limited are exercisable at a current exercise price of $0.625 per share, and an aggregate of 128,572 warrants, expiring in 2007, to purchase such number of shares of our common stock issued to various investors, including Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC, are exercisable at a current exercise price of $0.22 per share. The current exercise prices of these warrants are subject to adjustment if and whenever we issue or sell additional shares of our common stock for less than 95% of the market price on the date of issuance or sale, in which case the exercise price will be reduced to a new exercise price in accordance with the terms of the warrant. Pursuant to the terms of these warrants, the issuance or sale of additional shares of common stock resulting from (1) the exercise of stock options to be granted in the future to employees or directors pursuant to our existing stock option plans or (2) the exercise of any convertible security, in either case outstanding on the date of the warrant, will not trigger any adjustment to the exercise price of the warrants.

The issuance of any additional shares of our common stock as a consequence of the exercise of any of the warrants may result in significant dilution to our stockholders and may depress the market price of your investment. Further, if the exercise price of the warrants is adjusted, the additional shares of our common stock that would be issued upon exercise of the warrants as a result of such adjustment may also result in significant dilution to our stockholders.

Our stock price has been volatile.

Quarterly operating results have fluctuated and are likely to continue to fluctuate significantly. The market price of our common stock has been and may continue to be highly volatile. Factors that are difficult to predict, such as quarterly revenues and operating results, limited trading volumes and overall market performance, will have a significant effect on the price for shares of our common stock. Revenues and operating results have varied considerably in the past from period to period and are likely to vary considerably in the future. We plan product development and other expenses based on anticipated future revenue. If revenue falls below expectations, financial performance is likely to be adversely affected because only small portions of expenses vary with revenue. As a result, period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon to predict future performance.

Item 2. Properties

Our headquarters is presently located in Fair Lawn, New Jersey where we occupy approximately 21,000 square feet under a lease which expires at May 31, 2005. Currently, we fully utilize this facility.

On March 3, 2005 we signed an 89-month lease for approximately 20,000 square feet of office space located in Fairfield, New Jersey. This will serve as our new headquarters.

We believe that each of our current and new headquarters is well maintained and adequate to meet our needs in the foreseeable future.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders through the solicitation of proxies or otherwise during the fourth quarter ended December 31, 2004.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades in the over-the-counter market on the OTC Bulletin Board. The quotations below reflect the high and low bid prices for our common stock since January 1, 2003 as traded in the over-the-counter market on the OTC Bulletin Board. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2004:	High	Low
1st Quarter	$0.80	$0.51
2nd Quarter	0.77	0.52
3rd Quarter	0.62	0.31
4th Quarter	0.62	0.30

2003:	High	Low
1st Quarter	$0.70	$0.25
2nd Quarter	0.70	0.46
3rd Quarter	0.88	0.42
4th Quarter	0.75	0.52

As of March 14, 2005, there were 539 holders of record of our common stock. This number does not include beneficial owners who may hold their shares in street name.

We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. In addition, the convertible loan agreements governing the 2008 Debentures and 2009 Debentures currently prohibit the payment of dividends by us without the prior written consent of the holders of such debentures.

The closing sales price for our common stock on March 14, 2005 was $0.45, as reported by the OTC Bulletin Board.

In July 2004 and September 2004, the holders of the 2008 Debentures elected to convert an aggregate of $90,780 and $14,555, respectively, in principal of such debentures, representing all of their monthly installments of principal due in 2004 under such debentures (in lieu of receiving such installment payments in cash), for shares of our common stock at the conversion price of $0.30 per share. In connection with this conversion, we issued to the holders of the 2008 Debentures aggregate of 302,600 and 48,516 shares of our common stock in July 2004 and September 2004, respectively. No cash proceeds were received by us in connection with the partial conversion of the 2008 Debentures. The shares of our common stock issued upon the conversion of the debentures were issued exempt from registration in reliance on Section 3(a)(9) of the Securities Act of 1933 as an exchange of securities by an issuer with its existing security holders where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

Item 6. Selected Financial Data

The following selected historical financial information as of December 31, 2004 and 2003, and for each of the years ended December 31, 2004, 2003 and 2002, have been derived from and should be read in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this report. The selected historical consolidated financial information as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements which are not included in this report. All dollar amounts below are expressed in thousands, except per share data.

Selected Five-Year Consolidated Financial Data

The following is a summary of selected five-year consolidated financial data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000:

	Year ended December 31,				
	2004	2003	2002	2001	2000
Statement of Operations Data:					
Revenues	$ 9,274	$ 7,524	$ 8,142	$ 6,263	$ 7,963
Income (loss) before income tax	816	392	738	(272)	(2,916)
Net income (loss)	767	392	877	55	(2,412)
Net income (loss) per share – basic	0.05	0.03	0.06	0.00	(0.14)
Net income (loss) per share – diluted	0.04	0.02	0.04	0.00	(0.14)
Cash dividends per share	$ —	$ —	$ —	$ —	$ —
Balance Sheet Data:					
Cash and cash equivalents	$ 144	$ 1,193	$ 2,063	$ 431	$ 422
Working capital (deficiency)	900	177	336	(1,114)	78
Total assets	6,388	5,485	5,589	3,417	5,141
Short-term debt	220	105	—	18	64
Long-term debt	2,175	2,395	2,500	1,800	3,018
Stockholders' equity (deficit)	928	41	(354)	(1,247)	(1,370)

Selected Quarterly Financial Data (Unaudited)

The following is a summary of selected quarterly financial data for the years ended December 31, 2004, 2003 and 2002:

	Quarter			
	1st	2nd	3rd	4th
2004:				
Total Revenues	$ 1,894	$ 1,927	$ 1,640	$ 3,813
Operating Income (Loss)	50	(112)	(300)	1,357
Net Income (Loss)	3	(161)	(350)	1,275
Basic Earnings (Loss) Per Common Share	$ 0.00	$ (0.01)	$ (0.02)	$ 0.08
Diluted Earnings (Loss) Per Common Share	$ 0.00	$ (0.01)	$ (0.02)	$ 0.07

	Quarter			
	1st	2nd	3rd	4th
2003:				
Total Revenues	$ 2,058	$ 1,724	$ 1,773	$ 1,969
Operating Income	312	50	85	83
Net Income	242	2	32	116
Basic Earnings Per Common Share	$ 0.02	$ 0.00	$ 0.00	$ 0.01
Diluted Earnings Per Common Share	$ 0.01	$ 0.00	$ 0.00	$ 0.01

	Quarter			
	1st	2nd	3rd	4th
2002:				
Total Revenues	$ 1,737	$ 1,560	$ 1,465	$ 3,380
Operating Income (Loss)	119	(111)	(311)	1,209
Net Income (Loss)	82	(148)	(355)	1,298
Basic Earnings (Loss) Per Common Share	$ 0.01	$ (0.01)	$ (0.02)	$ 0.08
Diluted Earnings (Loss) Per Common Share	$ 0.01	$ (0.01)	$ (0.02)	$ 0.06

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act) are subject to the occurrence of certain contingencies which may not occur in the time frames anticipated or otherwise, and, as a result, could cause actual results to differ materially from such statements. These contingencies include, among other things, risks associated with increased competition, customer decisions, the successful completion of continuing development of new products, the successful negotiation, execution and implementation of anticipated new software contracts, the successful addition of personnel in the marketing and technical areas and our ability to complete development and sell and license our products at prices which result in sufficient revenues to realize profits.

2004 Overview

We are a supplier of software products for the property and casualty insurance industry, supplying a wide range of professional services that support product customization, conversion from existing systems and data integration with other software or reporting agencies. We also offer on-going support services including incorporating recent insurance rate and rule changes in our solutions. These support services also include analyzing the changes, developments, quality assurance, documentation and distribution of insurance rate and rule changes.

We earn revenue from software contract licenses, service fees from our software licensed through our application services provider ("ASP"), continuing maintenance fees for servicing our products and professional services. Total revenue in 2004 increased to $9,274,000 from $7,524,000 in 2003 due to an increase in license and ASP services revenue, which was partially offset by a decrease in maintenance and professional services revenue.

The following is an overview of the key components of our revenue and other important financial data in 2004:

Software Licenses. We signed one new customer license in 2004. Our license revenue in 2004 and 2003 of $3,435,000 and $995,000, respectively, was mainly from existing customers who chose to upgrade, renew, add onto or extend their use of our software.

Maintenance. The decrease in maintenance revenue, from $4,470,000 in 2003 to $4,356,000 in 2004, was mainly due to the loss of several existing customers.

Professional Services. The decrease in professional services revenue, from $1,457,000 in 2003 to $866,000 in 2004, was a result of decreased demand for customizations from our current customer base.

ASP. ASP revenue increased from $602,000 in 2003 to $617,000 in 2004, due to an annual increase in an ASP agreement with an existing customer.

Income before Provision for Income Taxes. Income before provision for income taxes increased from $392,000 in 2003 to $816,000 in 2004 primarily due to an increase in license revenue.

Net Income. Net income for 2004 increased to $767,000 from $392,000 in 2003 as a result of an increase in license revenues.

We continue to face several challenges to growth in 2005 mainly in the marketing and selling of our products and services to new customers. In addition, there are risks related to customers' acceptance and implementation delays which could affect the timing and amount of license revenue we are able to recognize. In response to these challenges, we are continuing to increase our sales and marketing effort. Consequently, we continue to anticipate incurring additional sales and marketing expense in advance of generating the corresponding revenue.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared under accounting principles generally accepted in the United States. The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could materially differ from those estimates. We have disclosed all significant accounting policies in Note 1 to the consolidated financial statements included in this Form 10-K. The consolidated financial statements and the related notes thereto should be read in conjunction with the following discussion of our critical accounting policies. Critical accounting policies and estimates are:

- Revenue Recognition
- Valuation of Capitalized Software
- Valuation of Allowance for Doubtful Accounts Receivable

Revenue Recognition

Revenue recognition rules are very complex, and certain judgments affect the application of our revenue policy. The amount and timing of our revenue is difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter. In addition to determining our results of operations for a given period, our revenue recognition determines the timing of certain expenses, such as commissions, royalties and other variable expenses.

Our revenues are recognized in accordance with SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-4, "Deferral of the Effective Date of SOP 97-2, Software Revenue Recognition" and SOP 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions." Revenue from the sale of software licenses is predominately from standardized software and is recognized when standard software modules are delivered and accepted by the customer, the license term has begun, the fee is fixed or determinable and collectibility is probable. Revenue from software maintenance contracts is recognized ratably over the life of the contract. Revenue from professional consulting services is recognized when the service is provided.

Amounts invoiced to our customers in excess of recognized revenues are recorded as deferred revenues. The timing and amounts invoiced to customers can vary significantly depending on specific contract terms and can therefore have a significant impact on deferred revenues in any given period.

Valuation of Capitalized Software

Costs for the internal development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. As we have completed our software development concurrently with the establishment of technological feasibility, we have commenced capitalizing these costs. Amortization is calculated on a product-by-product basis as the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product. At each balance sheet date, the unamortized capitalized costs of each computer software product is compared to the net realizable value of that product. If an amount of unamortized capitalized costs of a computer software product is found to exceed the net realizable value of that asset, such amount will be written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy our responsibility set forth at the time of sale.

Valuation of Allowance for Doubtful Accounts Receivable

Our estimate of the allowance for doubtful accounts is based on historical information, historical loss levels and an analysis of the collectibility of individual accounts. We routinely assess the financial strength of our customers and, based upon factors concerning credit risk, establish an allowance for uncollectible accounts. We believe that accounts receivable credit risk exposure beyond such allowance is limited.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the consolidated statements of operations expressed as a percentage of total revenues:

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
License	37.0%	13.2%	26.8%
Maintenance	47.0	59.4	53.9
Professional Services	9.3	19.4	13.0
Applications Service Provider ("ASP") Services	6.7	8.0	6.3
Total Revenues	100.0	100.0	100.0
Cost of Revenues:			
License	16.2	11.5	17.4
Maintenance	29.9	35.7	27.7
Professional Services	4.7	6.0	5.1
ASP Services	1.4	2.2	2.8
Total Cost of Revenues	52.2	55.4	53.0
Direct Margin	47.8	44.6	47.0
Operating Expenses:			
Sales and Marketing	13.6	13.1	11.1
General and Administrative	15.1	17.4	17.4
Research and Development	8.2	7.1	7.4
Provision for Doubtful Accounts	0.2	—	—
Total Operating Expenses	37.1	37.6	35.9
Operating Income	10.7	7.0	11.1
Other Expense (Income):			
Interest Expense	2.0	2.6	1.9
Interest Expense - Related Party	0.1	0.1	0.1
Interest Income	0.0	(0.2)	(0.0)
Other Expense	0.0	0.1	—
Other Income	(0.2)	(0.8)	—
Total Other Expense (Income)	1.9	1.8	2.0
Income Before Income Taxes (Benefit)	8.8	5.2	9.1
Income Taxes (Benefit)	0.5	—	(1.7)
Net Income	8.3%	5.2%	10.8%

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues

Total revenues were $9,274,000 for the year ended December 31, 2004 compared to $7,524,000 for the year ended December 31, 2003, an increase of 23%. License fees were $3,435,000 for the year ended December 31, 2004 compared to $995,000 in the same period in 2003 as a result of a license renewal by a major customer in 2004. The rate of entering into license agreements with new customers has slowed due in large part to continued weakness in technology capital spending by our target customers. For the year ended December 31, 2004, maintenance revenues were $4,356,000 compared to $4,470,000 in the prior year due to the loss of several customers. Professional services revenue contributed $866,000 for the year ended December 31, 2004 compared to $1,457,000 for the year ended December 31, 2003 as a result of decreased demand for customizations from our current customer base, which to a certain extent can be attributed to the conversion from Classic to MIC Rating & Issuance. The decrease in license agreements with new customers has adversely impacted our professional services revenue as we derive a substantial portion of our professional service revenue from implementation of new software license agreements. ASP revenues were $617,000 for the year ended December 31, 2004 compared to $602,000 for the year ended December 31, 2003.

Cost of revenues increased to $4,836,000 for the year ended December 31, 2004 as compared to $4,170,000 for 2003 due to reduced staff-related expenses. Non-cash capitalized software amortization was $1,008,000 for the year ended December 31, 2004 as compared to $522,000 in 2003. We capitalized software development costs of $988,000 in 2004 compared to $1,027,000 in 2003.

Expenses

Research and Development. Research and development expenses in 2004 were $760,000 compared to $533,000 for the year ended December 31, 2003. The increase in research and development expenses is primarily due to increased staff and staff-related expenses. Research and development expenses are essential in maintaining our competitive position. We are continuing to enhance the functionality of our products and to define our processes in response to customer needs.

Sales and Marketing. Sales and marketing expenses increased to $1,257,000 in 2004 compared to $984,000 in 2003. This increase was primarily due to an increase in staffing and advertising and promotion expenses in 2004.

General and Administrative. General and administrative expenses increased to $1,404,000 in 2004 compared to $1,306,000 for the year ended December 31, 2003 primarily due to an increase in expenses related to employee compensation in 2004, including the addition of in-house counsel and earned bonuses.

Other Income. We had $17,000 of other income for the year ended December 31, 2004 compared to $62,000 of other income for the year ended December 31, 2003. In 2004, the $17,000 of other income was related to late fees collected from customers. In 2003, $48,000 of other income was related to a settlement in connection with funds held in a bank account under the name "Warner Insurance Services, Inc." and $14,000 of other income was for late fees collected from customers.

Provision for Doubtful Accounts. We had a $22,000 provision for doubtful accounts in 2004. We had no provision for doubtful accounts in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues

Total revenues were $7,524,000 for the year ended December 31, 2003 compared to $8,142,000 for the year ended December 31, 2002. The reduction was mainly due to a decrease in license revenue. License fees were $995,000 for the year ended December 31, 2003 compared to $2,180,000 in the same period in 2002 as a result of a license renewal by a major customer in 2002. The majority of our software license revenue continues to be from existing customers. For the year ended December 31, 2003, maintenance revenues were $4,470,000 compared to $4,389,000 in the same period of the prior year. Professional services revenue contributed $1,457,000 for the year ended December 31, 2003 compared to $1,060,000 for the year ended December 31, 2002 as a result of increased demand for customization from our current customer base. ASP revenues were $602,000 for the year ended December 31, 2003 compared to $513,000 for the year ended December 31, 2002.

Cost of revenues decreased by 3% to $4,170,000 for the year ended December 31, 2003 as compared to $4,317,000 for 2002 as a result of tighter controls over spending due to lower new software license revenue and productivity improvements. Non-cash capitalized software amortization was $522,000 for the year ended December 31, 2003 as compared to $830,000 in 2002. We capitalized software development costs of $1,027,000 in 2003 compared to $1,026,000 in 2002.

Expenses

Research and Development. Research and development expenses in 2003 were $533,000 compared to $600,000 for the year ended December 31, 2002. We are continuing to enhance the functionality of our products and to refine our processes in response to customer needs to maintain our competitive position.

Sales and Marketing. Sales and marketing expenses increased to $984,000 in 2003 compared to $901,000 in 2002 due to an increase in our marketing and sales effort to improve the market share of our solution set.

General and Administrative. General and administrative expenses decreased to $1,306,000 in 2003 compared to $1,418,000 for the year ended December 31, 2002 primarily due to savings from productivity efficiencies and cost controls.

Other Income. We had $62,000 of other income for the year ended December 31, 2003 compared to none for the year ended December 31, 2002. In 2003, the $48,000 of other income was related to a settlement in connection with funds held in a bank account under the name "Warner Insurance Services, Inc." and $14,000 of other income was for late fees collected from customers.

Provision for Doubtful Accounts. We had no provision for doubtful accounts in 2003 or 2002.

Liquidity and Capital Resources

We have funded our operations primarily from cash flow from operations and the proceeds from our 2008 Debentures and 2009 Debentures.

At December 31, 2004, we had cash and cash equivalents of $144,000 compared to cash and cash equivalents of $1,193,000 at December 31, 2003. The decrease in cash and cash equivalents was primarily attributable to the reduction in new license sales.

At December 31, 2004, the 2008 Debentures had an aggregate outstanding principal amount of $1,695,000, and the 2009 Debentures had an aggregate outstanding principal amount of $700,000. We made an aggregate of $198,000 of interest payments on the debentures during 2004, and we expect to make interest payments of approximately $183,000 in the aggregate during 2005.

As of December 31, 2004, we were in compliance with the financial covenants set forth in the convertible loan agreements governing these debentures.

We are required to repay principal on the 2008 Debentures and 2009 Debentures, commencing July 1, 2004 and July 1, 2005, respectively, in monthly installments of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount of such debentures, and at maturity we will be required to pay the remaining unpaid principal amount.

In 2004, the holders of the 2008 Debentures elected to convert all of their monthly principal installments due in 2004, totaling $105,335, under such debentures into shares of our common stock at the conversion price of $0.30 per share in lieu of receiving such installment payments in cash.

At December 31, 2004, we had working capital of $900,000 compared to a working capital of $177,000 at December 31, 2003.

At December 31, 2004, we had approximately $21,900,000 of federal net operating tax loss carryforwards expiring at various dates through 2023.

We believe that our current cash balances and anticipated cash flows from operations will be sufficient to meet our normal operating needs for at least the next twelve months. Material risks to cash flow from operations include delayed or reduced cash payments accompanying sales of new licenses or a decline in our services business. There can be no assurance that changes in our plans or other events affecting our operations will not result in materially accelerated or unexpected expenditures. In addition, there can be no assurance that additional capital, if needed, will be available on reasonable terms, if at all, at such time as we require.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

		Payments Due by Period (dollars in thousands)					
Contractual Obligations	Total	Less than 1 Year	Year 2	Year 3	Year 4	Year 5	More than 5 Years
Operating Leases	$195	$195	$ —	$ —	$ —	$ —	$ —
8% Convertible Debentures due 2008 – principal[1]	1,695	193	171	151	1,180	—	—
8% Convertible Debentures due 2008 – interest[1]	385	127	113	100	45	—	—
8% Convertible Debentures due 2009 – principal[1]	700	28	76	68	60	468	—
8% Convertible Debentures due 2009 – interest[1]	214	55	50	45	40	24	—
Total	$3,189	$598	$410	$364	$1,325	$492	$ —

[1] We issued 8% Convertible Debentures due 2008 with an aggregate principal amount of $1,800,000 and 8% Convertible Debentures due 2009 with an aggregate principal amount of $700,000. We are required to repay principal on the 2008 Debentures and 2009 Debentures, commencing July 1, 2004 and July 1, 2005, respectively, in monthly installments of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount of such debentures, and at maturity we will be required to pay the remaining unpaid principal amount. In 2004, the holders of the 2008 Debentures elected to convert all of their monthly principal installments due in 2004, totaling $105,335, under such debentures into shares of our common stock at the conversion price of $0.30 per share in lieu of receiving such installment payments in cash. We may redeem the debentures for cash at 101% of the principal amount, together with accrued and unpaid interest through the redemption date, upon the occurrence of certain events specified in the debentures.

Off-Balance-Sheet Arrangements

As of December 31, 2004, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions - An amendment of SFAS No. 66 and 67." This Statement amends Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This Statement also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state the guidance for

(a) incidental costs and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to guidance in SOP 04-2. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. Adoption of this Statement is not expected to have a material impact on our financial statements.

In November 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment to APBO No. 29." This Statement amends Accounting Principles Board Opinion ("APBO") No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This is effective for fiscal periods beginning after June 15, 2005. Adoption of this Statement is not expected to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires companies to recognize in the income statement the grant date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R eliminates the intrinsic value-based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, that we currently use. SFAS No. 123R requires us to adopt the new accounting provisions beginning on July 1, 2005. The adoption of this Statement is not expected to have a material impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of interest rate changes and changes in the market value of our investments.

Interest Rate Risk. Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in a major bank money market account. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

Investments in this account carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data listed in Item 15(a)(1) and (2) of this report are included beginning on page F-1 herein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act). Based upon that evaluation, we concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be disclosed in the our reports filed or submitted under the Exchange Act.

There has been no change in the our internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item regarding directors of the registrant will be included in the Proxy Statement under the caption "Election of Directors" and is incorporated herein by reference.

The information required by this Item concerning our Audit Committee financial expert will be included in the Proxy Statement and is incorporated herein by reference.

The information required by this Item concerning our Code of Ethics and Business Conduct will be included in the Proxy Statement and is incorporated herein by reference.

Executive Officers of the Registrant

The following table sets forth certain information, as of March 30, 2005, regarding our executive officers:

Name	Age	Position
John W. Roblin	60	President and Chief Executive Officer
Maryanne Z. Gallagher	43	Chief Operating Officer
Frank R. Orzell	68	Senior Vice President
Ann F. Massey	46	Chief Financial Officer

The biographies of our executive officers are set forth below:

John W. Roblin has served as our President and Chief Executive Officer since December 1999 and as a director since March 2000. He was named Chairman of the Board of Directors in February 2001. Prior to joining us, Mr. Roblin was Chief Information Officer and Senior Vice President for CIGNA Property and Casualty, positions he held since 1998. From 1994 until 1998, he was Chief Information Officer and Senior Vice President for Advanta Corporation. Prior to 1994, he was the Chief Information Officer at Chubb & Son, USF&G and Traveler's Personal Lines Division.

Maryanne Z. Gallagher has served as our Chief Operating Officer since February 2001. Prior to holding that position, Ms. Gallagher served as our Senior Vice President since January 2000. From November 1998 until December 1999, Ms. Gallagher served as our Vice President - Customer Service. Ms. Gallagher joined us in 1990 and has held various development and support positions in our Classic division through 1998.

Frank R. Orzell has served as our Senior Vice President since April 2002. Mr. Orzell served as our Chief Marketing Officer from March 2001 through April 2002. From 1999 to 2000, Mr. Orzell was Vice President of ACE INA where he was responsible for the firm's global e-business initiatives. In 1999, Mr. Orzell served as Vice President, Specialty Systems for Cigna Property & Casualty Insurance. From 1998 to 1999, Mr. Orzell served as Vice President, Financial Services Consulting for The Concours Group. From 1996 to 1998, Mr. Orzell was Senior Vice President of Technology Solutions Company. Prior to 1996, he held various senior management positions with such consulting firms as Booz, Allen & Hamilton, CSC/Index and Coopers & Lybrand.

Ann F. Massey has served as our Chief Financial Officer since February 2001, as our Secretary since April 1997 and as our Controller since March 1997. From March 1996 to March 1997, Ms. Massey served as our Assistant Treasurer. From 1994 until February 1996, Ms. Massey served as Assistant Controller for our insurance services division. Prior to 1994, Ms. Massey had served as our Accounting Manager.

Item 11. Executive Compensation

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following are filed as a part of this report.

(1) Financial Statements

Reference is made to the Index to Financial Statements on Page 37.

(2) Financial Statement Schedule

II - Valuation and qualifying accounts....................F-23

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the financial statements and notes thereto.

(3) Exhibits.

The following is a list of exhibits required by Item 601 of Regulation S-K filed as part of this Form 10-K. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

Exhibit No.	Description
2	Certificate of Merger of the Company Computer Systems, Inc. (a New York corporation) into the Registrant, filed on June 11, 1985 [incorporated by reference to Exhibit 2 to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on January 29, 1986].
3(a)	Certificate of Incorporation of the Registrant filed on April 22, 1985 [incorporated by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on January 29, 1986].
3(b)	Certificate of Amendment of Certificate of Incorporation of the Registrant filed on May 6, 1987 [incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Commission File No. 33-17533) filed on September 29, 1987].
3(c)	Certificate of Amendment of Certificate of Incorporation of the Registrant filed on March 26, 1990 [incorporated by reference to Exhibit 3(d) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on June 14, 1990].
3(d)	Certificate of Amendment of Certificate of Incorporation of the Registrant filed on March 18, 1992 [incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-13124) filed on March 30, 1992].
3(e)	Certificate of Amendment of Certificate of Incorporation of the Registrant [incorporated by reference to Exhibit 3(e) to the Registrant's Amendment No. 1 to Registration Statement on Form S-3 (Commission File No. 0-13124) filed on July 10, 1996].
3(f)	Certificate of Amendment of Certificate of Incorporation of the Registrant filed on July 12, 2000 [incorporated by reference to Exhibit 3(g) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on August 11, 2000].
3(g)	Bylaws of the Registrant, as amended [incorporated by reference to Exhibit 3(g) to the Registrant's Amendment No. 1 to Registration Statement on Form S-3 (Commission file No. 0-13124) filed on July 10, 1996].
4	Form of Common Stock Certificate of the Registrant [incorporated by reference to Exhibit 4(a) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on January 29, 1986].
10(a)	Warner Insurance Services, Inc. Tax Saver 401(k) Salary Reduction Plan adopted May 31, 1985 and restated as of August 11, 1992 [incorporated by reference to Exhibit 10(k) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on January 28, 1993].
10(b)(1)†	1994 Stock Option Plan for Independent Directors adopted by the Board of Directors of the Registrant on November 10, 1994 [incorporated by reference to Exhibit 10(n)(1) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 17, 1995].
10(b)(2)†	Form of Stock Option Agreement under the 1994 Stock Option Plan for Independent Directors [incorporated by reference to Exhibit 10(n)(2) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 17, 1995].
10(c)(1)†	The 1994 Non-Qualified Employee Stock Option Plan, adopted by the Board of Directors of the Registrant on March 22, 1995 [incorporated by reference to Exhibit 10(o)(1) to the Registrant's Form 10-K (Commission File No. 0-13124) filed on April 17, 1995].

10(c)(2)†	The 1995 Employee Stock Option Plan, adopted by the Board of Directors of the Registrant on March 22, 1995 [incorporated by reference to Exhibit 10(o)(1) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 17, 1995].
10(c)(3)†	Form of Incentive Stock Option Agreement under the 1995 Employee Stock Option Plan [incorporated by reference to Exhibit 10(o)(2) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 17, 1995].
10(c)(4)†	Form of Non-Qualified Stock Option Agreement under the 1995 Employee Stock Option Plan [incorporated by reference to Exhibit 10(o)(3) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 17, 1995].
10(c)(5)†	The 1995 Employee Stock Option Plan, as amended on April 29, 1997 by the stockholders of the Registrant [incorporated by reference to Exhibit 10(o)(4) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on March 31, 1998].
10(c)(6)†	The 1995 Employee Stock Option Plan, as amended on June 22, 2000 by the stockholders of the Company [incorporated by reference to Exhibit 10(c)(5) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on May 13, 2002].
10(c)(7)†	Summary of 2005 Non-Employee Director Compensation dated March 23, 2005 [incorporated by reference to Exhibit 99.1 the Registrant's Form 8-K (Commission File No. 0-13124) filed on March 24, 2005].
10(d)(1)	Lease Agreement, dated as of March 2, 1990, between the Registrant and Polevoy Associates for premises located at 18-01 Pollitt Drive, Fair Lawn, New Jersey [incorporated by reference to Exhibit 10(z) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on January 24, 1991].
10(d)(2)	Modification to Lease, dated February 23, 1994, by and between the Registrant and Polevoy Associates [incorporated by reference to Exhibit 10(e)(2) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 30, 2001].
10(d)(3)	Second Modification to Lease, dated April 12, 2000, by and between the Registrant and Polevoy Associates [incorporated by reference to Exhibit 10(e)(3) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 30, 2001].
10(d)(4)*	Lease Agreement, dated March 3, 2005, by and between the Registrant and Fairfield 80 Venture, LLC.
10(e)(1)†	Employment Agreement, dated December 20, 1999, by and between the Registrant and John Roblin [incorporated by reference to Exhibit 10(o)(3) to the Registrant's Annual Report on Form 10-K (Commission File No. 0-13124) filed on April 14, 2000].
10(e)(2)†	Employment Agreement, dated January 25, 2001, by and between the Registrant and John Roblin [incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K (Commission File No. 0-13124) filed on February 8, 2001].
10(e)(3)†	Employment Agreement, dated December 31, 2003, by and between the Registrant and John Roblin [incorporated by reference to Exhibit 10(e)(3) to the Registrant's 10-K (Commission File No. 0-13124) filed on March 29, 2004].
10(f)(1)	Form of Warrant issued by the Registrant to Vault Management Limited [incorporated by reference to Exhibit 10(p)(1) to the Registrant's Quarterly Report on Form 10-Q/A (Commission File No. 0-13124) filed on August 24, 2000].
10(f)(2)	Stock Purchase Agreement, dated as of June 9, 2000, between the Registrant and Vault Management Limited [incorporated by reference to Exhibit 10(p)(2) to the Registrant's

Quarterly Report on Form 10-Q/A (Commission File No. 0-13124) filed on August 24, 2000].

10(g)(1)	Convertible Loan Agreement, dated June 28, 2001, by and among the Company, Renaissance US Growth & Income Trust PLC, a public limited company registered in England and Wales, BFSUS Special Opportunities Trust PLC, a public limited company registered in England and Wales, as lenders, and Renaissance Capital Group, Inc., a Texas corporation, as agent [incorporated by reference to Exhibit 10(q)(1) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(g)(2)	Convertible Debenture No. 1, dated June 28, 2001, issued to Renaissance US Growth & Income [incorporated by reference to Exhibit 10(q)(2) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(g)(3)	Convertible Debenture No. 2, dated June 28, 2001, issued to BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(q)(3) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(g)(4)	Pledge Agreement, dated as of June 28, 2001, between the Company, Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and Renaissance Capital Group, Inc. [incorporated by reference to Exhibit 10(q)(4) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(g)(5)	Security Agreement (with IP Schedule), dated as of June 28, 2001, among the Company, Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and Renaissance Capital Group, Inc. [incorporated by reference to Exhibit 10(q)(5) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(g)(6)	Subsidiary Guaranty, dated as of June 28, 2001, by Cover-All Systems, Inc. in favor of Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(q)(6) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(g)(7)	Subsidiary Security Agreement (with IP Schedule), dated as of June 28, 2001, among Cover-All Systems, Inc. and Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and Renaissance Capital Group, Inc. [incorporated by reference to Exhibit 10(q)(7) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(g)(8)	Security Agreement, dated as of June 28, 2001, among the Registrant, Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and Renaissance Capital Group, Inc. [incorporated by reference to Exhibit 10(g)(8) to the Registrant's Form 10-K/A (Commission File No. 0-13124) filed on August 17, 2004].
10(g)(9)	Subsidiary Security Agreement, dated as of June 28, 2001, among Cover-All Systems, Inc. and Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and Renaissance Capital Group, Inc. [incorporated by reference to [Exhibit 10(g)( )] to the Registrant's Form 10-K/A (Commission File No. 0-13124) filed on August 17, 2004].
10(h)(1)	Convertible Loan Agreement, dated June 28, 2001, by and among the Company, John Roblin, Arnold Schumsky and Stuart Sternberg, and Stuart Sternberg, as agent [incorporated by reference to Exhibit 10(r)(1) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(h)(2)	Convertible Debenture No. 3, dated June 28, 2001, issued to John Roblin [incorporated by reference to Exhibit 10(r)(2) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].

10(h)(3)	Convertible Debenture No. 4, dated June 28, 2001, issued to Arnold Schumsky [incorporated by reference to Exhibit 10(r)(3) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(h)(4)	Convertible Debenture No. 5, dated June 28, 2001, issued to Stuart Sternberg [incorporated by reference to Exhibit 10(r)(4) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(h)(5)	Security Agreement (with Schedule I), dated as of June 28, 2001, among the Company, John Roblin, Arnold Schumsky and Stuart Sternberg [incorporated by reference to Exhibit 10(r)(5) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(h)(6)	Subsidiary Guaranty, dated as of June 28, 2001, by Cover-All Systems, Inc. in favor of John Roblin, Arnold Schumsky and Stuart Sternberg [incorporated by reference to Exhibit 10(r)(6) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(h)(7)	Subsidiary Security Agreement (with Schedule I), dated as of June 28, 2001, among Cover-All Systems, Inc. and John Roblin, Arnold Schumsky and Stuart Sternberg [incorporated by reference to Exhibit 10(r)(7) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(h)(8)	Security Agreement, dated as of June 28, 2001, among the Company, John Roblin, Arnold Schumsky and Stuart Sternberg [incorporated by reference to Exhibit 10(h)(8) to the Registrant's Form 10-K/A (Commission File No. 0-13124) filed on August 17, 2004].
10(h)(9)	Subsidiary Security Agreement, dated as of June 28, 2001, among Cover-All Systems, Inc. and John Roblin, Arnold Schumsky and Stuart Sternberg [incorporated by reference to Exhibit 10(h)(9) to the Registrant's Form 10-K/A (Commission File No. 0-13124) filed on August 17, 2004].
10(h)(10)	Limited Waiver to Convertible Loan Agreements, dated as of September 30, 2001, by Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(r)(8) to the Registrant's Form 10-Q (Commission File No. 0-13124) filed on November 14, 2001].
10(h)(11)	Limited Waiver to Convertible Loan Agreements, dated as of December 31, 2001, by Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(l)(9) to the Registrant's Form 10-K (Commission File No. 0-13124) filed on March 29, 2002].
10(h)(12)	Limited Waiver to Convertible Loan Agreements, dated as of September 30, 2002, by Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(o)(5) to the Registrant's Form 10-Q (Commission File No. 0-13124) filed on November 13, 2002].
10(h)(13)	Intercreditor Agreement, dated as of June 28, 2001, among Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC, and the other debenture holders who are signatories to this Agreement [incorporated by reference to Exhibit 10(h)(13) to the Registrant's Form 10-K/A (Commission File No. 0-13124) filed on August 17, 2004].
10(i)(1)	Lock-Up Agreement, dated June 28, 2001, by and among Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC, as lenders, and Renaissance Capital Group, Inc., as agent, and John Roblin [incorporated by reference to Exhibit 10(s)(1) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(i)(2)	Lock-Up Agreement, dated June 28, 2001 by and among Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC, as lenders, and Renaissance Capital

Group, Inc., as agent, and Maryanne Z. Gallagher [incorporated by reference to Exhibit 10(s)(2) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].

10(i)(3)	Lock-Up Agreement, dated June 28, 2001, by and among Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC, as lenders, and Renaissance Capital Group, Inc., as agent, and Frank R. Orzell [incorporated by reference to Exhibit 10(s)(3) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(i)(4)	Lock-Up Agreement, dated June 28, 2001 by and among Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC, as lenders, and Renaissance Capital Group, Inc., as agent, and Ann F. Massey [incorporated by reference to Exhibit 10(s)(4) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on July 11, 2001].
10(i)(5)	First Amendment to Convertible Loan Agreements, dated as of March 30, 2002, by and among the Company, Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and Renaissance Capital Group, Inc. [incorporated by reference to Exhibit 10(l)(10) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on May 13, 2002].
10(i)(6)	Form of Warrant issued by the Company to each of the holders under the Convertible Loan Agreements [incorporated by reference to Exhibit 10(l)(11) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on May 13, 2002].
10(i)(7)	Second Amendment to the Convertible Loan Agreements and First Amendment to Intercreditor Agreement, dated as of August 21, 2002, by and among the Company, Renaissance US Growth & Income Trust PLC, a public limited company registered in England and Wales, BFSUS Special Opportunities Trust PLC, a public limited company registered in England and Wales, as lenders, and Renaissance Capital Group, Inc., a Texas corporation, as agent [incorporated by reference to Exhibit 10(o)(1) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on August 23, 2002].
10(i)(8)	First Amendment to 8.00% Convertible Debentures, dated as of August 21, 2002, by and among the Company, Renaissance US Growth & Income Trust PLC, a public limited company registered in England and Wales, BFSUS Special Opportunities Trust PLC, a public limited company registered in England and Wales, as lenders, and Renaissance Capital Group, Inc., a Texas corporation, as agent, and John Roblin, Arnold Schumsky and Stuart Sternberg, as additional lenders, and Stuart Sternberg, as agent for the additional lenders [incorporated by reference to Exhibit 10(o)(2) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on August 23, 2002].
10(i)(9)	Form of 8.00% Convertible Debentures, dated August 21, 2002, issued by the Registrant to Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(o)(3) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on August 23, 2002].
10(i)(10)	Acknowledgment, Agreement and Reaffirmation of Guarantors, dated as of August 21, 2002, by Cover-All Systems, Inc. in favor of Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(o)(4) to the Registrant's Form 8-K (Commission File No. 0-13124) filed on August 23, 2002].
10(i)(11)	First Amendment to 8.00% Convertible Debentures Due 2009 and Second Amendment to 8.00% Convertible Debentures Due 2008, dated as of June 29, 2004 [incorporated by reference to Exhibit 10(i)(11) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on August 13, 2004.]

10(i)(12)	Third Amendment to the Convertible Loan Agreements, dated as of June 29, 2004, by and among the Company, Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and Renaissance Capital Group, Inc. [incorporated by reference to Exhibit 10(i)(12) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on August 13, 2004.]
10(i)(13)	Form of Revised 8.00% Convertible Debenture Due 2008 [incorporated by reference to Exhibit 10(i)(13) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on August 13, 2004.]
10(i)(14)	Form of Revised 8.00% Convertible Debenture Due 2009 [incorporated by reference to Exhibit 10(i)(14) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on August 13, 2004.]
10(i)(15)	Limited Waiver to Convertible Loan Agreements, dated as of September 30, 2004, by and between Renaissance US Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC [incorporated by reference to Exhibit 10(i)(15) to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 0-13124) filed on November 15, 2004.]
21	Subsidiaries of the Registrant [incorporated by reference to Exhibit 21 to the Registrant's 10-K (Commission File No. 0-13124) filed on April 11, 1996].
23*	Consent of Moore Stephens, P.C.
31.1*	Certification of John W. Roblin, President and Chief Executive Officer, pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Ann F. Massey, Chief Financial Officer, pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

† Denotes a management contract or compensatory plan or arrangement.

INDEX TO FINANCIAL STATEMENTS

(This Page Intentionally Left Blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Cover-All Technologies Inc.

We have audited the accompanying consolidated balance sheets of Cover-All Technologies Inc. and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements and the consolidated financial statement schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cover-All Technologies Inc. and its subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is the responsibility of Cover-All Technologies Inc.'s management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

MOORE STEPHENS, P. C.
Certified Public Accountants.

New York, New York
March 11, 2005

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
Assets:		
Current Assets:		
Cash and Cash Equivalents	$ 143,624	$ 1,193,173
Accounts Receivable [Less Allowance for Doubtful Accounts of $25,000 in 2004 and 2003]	3,613,881	1,680,082
Other Current Assets	--	309
Prepaid Expenses	427,991	353,063
Total Current Assets	4,185,496	3,226,627
Property and Equipment - At Cost:		
Furniture, Fixtures and Equipment	1,387,440	1,376,998
Less: Accumulated Depreciation	(1,257,774)	(1,245,631)
Property and Equipment - Net	129,666	131,367
Capitalized Software [Less Accumulated Amortization of $7,205,493 and $6,197,478 in 2004 and 2003, Respectively]	1,883,448	1,903,470
Deferred Financing Costs [Net of Accumulated Amortization of $111,619 and $77,146 in 2004 and 2003, Respectively]	129,692	164,165
Other Assets	59,335	59,335
Total Assets	$ 6,387,637	$ 5,484,964

See Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
Liabilities and Stockholders' Equity:		
Current Liabilities:		
Accounts Payable	$ 536,469	$ 122,146
Income Taxes Payable	48,905	--
Accrued Liabilities	829,516	375,546
Convertible Debentures	209,426	99,484
Convertible Debenture - Related Party	10,696	5,852
Unearned Revenue	1,650,143	2,446,280
Total Current Liabilities	3,285,155	3,049,308
Long-Term Liabilities:		
Convertible Debentures	2,091,092	2,300,516
Convertible Debenture - Related Party	83,451	94,148
Total Long-Term Liabilities	2,174,543	2,394,664
Total Liabilities	5,459,698	5,443,972
Commitments and Contingencies	--	--
Stockholders' Equity:		
Common Stock, $.01 Par Value, Authorized 75,000,000 Shares; 18,248,084 and 17,846,218 Shares Issued and 15,748,084 and 15,346,218 Shares Outstanding in 2004 and 2003, Respectively	182,481	178,462
Capital In Excess of Par Value	26,265,976	26,150,447
Accumulated Deficit	(24,817,518)	(25,584,917)
Treasury Stock - At Cost - 2,500,000 Shares	(703,000)	(703,000)
Total Stockholders' Equity	927,939	40,992
Total Liabilities and Stockholders' Equity	$ 6,387,637	$ 5,484,964

See Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31, 2004	2003	2002
Revenues:			
Licenses	$ 3,435,353	$ 995,460	$ 2,180,250
Maintenance	4,355,730	4,469,608	4,389,331
Professional Services	866,186	1,457,325	1,059,837
Application Service Provider ["ASP"] Services	616,792	601,627	512,674
Total Revenues	9,274,061	7,524,020	8,142,092
Costs of Revenues:			
Licenses	1,504,587	863,680	1,421,895
Maintenance	2,773,481	2,688,232	2,255,119
Professional Services	431,815	448,970	415,063
ASP Services	126,315	169,576	225,068
Total Costs of Revenues	4,836,198	4,170,458	4,317,145
Direct Margin	4,437,863	3,353,562	3,824,947
Operating Expenses:			
Sales and Marketing	1,256,589	984,121	901,166
General and Administrative	1,403,729	1,306,123	1,417,800
Research and Development	760,120	532,922	599,580
Provision for Doubtful Accounts	22,400	--	--
Total Operating Expenses	3,442,838	2,823,166	2,918,546
Operating Income	995,025	530,396	906,401
Other Expense [Income]:			
Interest Expense	191,357	194,968	161,633
Interest Expense - Related Party	8,584	8,000	8,000
Interest Income	(3,840)	(10,383)	(1,060)
Other Expense	--	8,014	--
Other Income	(17,380)	(62,059)	--
Total Other Expense	178,721	138,540	168,573
Income Before Income Taxes Expense [Benefit]	816,304	391,856	737,828
Income Taxes Expense [Benefit]	48,905	--	(138,735)
Net Income	$ 767,399	$ 391,856	$ 876,563

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2004	2003	2002
Basic Earnings Per Common Share	$ .05	$ .03	$ .06
Diluted Earnings Per Common Share	$ .04	$ .02	$ .04
Weighted Average Number of Common Shares Outstanding for Basic Earnings Per Common Share	15,515,000	15,341,000	15,336,000
Weighted Average Number of Common Shares Outstanding for Diluted Earnings Per Common Share	23,995,000	24,246,000	23,733,000

See Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY [DEFICIT]

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity [Deficit]
Balance at January 1, 2002	$178,357	$26,130,604	$(26,853,336)	$ (703,000)	$ (1,247,375)
Issuance of 128,572 Warrants [See Note 10]	--	16,913	--	--	16,913
Net Income	--	--	876,563	--	876,563
Balance at December 31, 2002	178,357	26,147,517	(25,976,773)	(703,000)	(353,899)
Exercise of 10,500 Stock Options	105	2,930	--	--	3,035
Net Income	--	--	391,856	--	391,856
Balance at December 31, 2003	178,462	26,150,447	(25,584,917)	(703,000)	40,992
Exercise of 50,750 Stock Options	508	13,705	--	--	14,213
Conversion of $105,335 of Convertible Debt [See Note 10]	3,511	101,824	--	--	105,335
Net Income	--	--	767,399	--	767,399
Balance at December 31, 2004	$182,481	$26,265,976	$(24,817,518)	$ (703,000)	$ 927,939

See Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2004	2003	2002
Cash Flows from Operating Activities:			
Income from Continuing Operations	$ 767,399	$ 391,856	$ 876,563
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	74,819	89,293	101,370
Amortization of Capitalized Software	1,008,015	522,221	830,645
Amortization of Deferred Financing Costs	34,473	34,473	29,309
Provision for Doubtful Accounts	22,400	--	--
Non-Cash Financing Cost	--	--	16,913
Changes in Assets and Liabilities:			
[Increase] Decrease in:			
Accounts Receivable	(1,956,198)	(658,209)	(14,678)
Prepaid Expenses	(74,927)	99,944	(146,008)
Other Current Assets	309	240,363	(235,572)
Increase [Decrease] in:			
Accounts Payable	414,322	(154,472)	(305,904)
Taxes Payable	48,905	(90,000)	90,000
Accrued Liabilities	453,969	(348,142)	281,164
Unearned Revenue	(796,137)	93,818	531,241
Net Cash [Used for] Provided from Continuing Operating Activities	(2,651)	221,145	2,055,043
Cash Flows from Investing Activities:			
Capital Expenditures	(73,118)	(67,060)	(23,816)
Capitalized Software Expenditures	(987,993)	(1,027,358)	(1,026,160)
Net Cash [Used for] Investing Activities	(1,061,111)	(1,094,418)	(1,049,976)
Cash Flows from Financing Activities:			
Proceeds from Convertible Debentures	--	--	700,000
Deferred Financing Costs	--	--	(54,221)
Principal Payments on Capital Lease	--	--	(17,980)
Proceeds from Exercise of Stock Options	14,213	3,035	--
Net Cash Provided from Financing Activities	14,213	3,035	627,799
Change in Cash and Cash Equivalents - Forward	$ (1,049,549)	$ (870,238)	$ 1,632,866

See Notes to Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2004	2003	2002
Change in Cash and Cash Equivalents - Forwarded	$ (1,049,549)	$ (870,238)	$ 1,632,866
Cash and Cash Equivalents - Beginning of Years	1,193,173	2,063,411	430,545
Cash and Cash Equivalents - End of Years	$ 143,624	$ 1,193,173	$ 2,063,411
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the years for:			
Interest	$ 191,357	$ 194,968	$ 161,633
Interest - Related Party	$ 8,584	$ 8,000	$ 8,000
Income Taxes	$ --	$ 79,900	$ --

Supplemental Disclosures Of Non-Cash Financing Activities:

In 2004, the holders of the 2008 Debentures elected to convert all of their monthly principal installments due in 2004, totaling $105,335, under such debentures into shares of our common stock at the conversion price of $0.30 per share in lieu of receiving such installment payments in cash. In connection with this conversion, we issued to the holders of the 2008 Debentures an aggregate of 351,116 shares of our common stock. We made an aggregate of $198,000 of interest payments on the debentures during 2004.

See Notes to Consolidated Financial Statements.

[1] Summary of Significant Accounting Policies

Description of Business - Cover-All Technologies Inc., through its wholly-owned subsidiary, Cover-All Systems, Inc., licenses and maintains its software products for the property/casualty insurance industry throughout the United States and Puerto Rico. The subsidiary also provides professional consulting services to its customers interested in customizing their software.

Principles of Consolidation - The consolidated financial statements include the accounts of Cover-All Technologies Inc. and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Our revenues are recognized in accordance with SOP 97-2, "Software Revenue Recognition" ["SOP 97-2"], as amended by SOP 98-4, "Deferral of the Effective Date of SOP 97-2, Software Revenue Recognition" and SOP 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions." Revenue from the sale of software licenses is recognized when standardized software modules are delivered to and accepted by the customer, the license term has begun, the fee is fixed or determinable and collectibility is probable. Revenue from software maintenance contracts and ASP services are recognized ratably over the lives of the contracts. Revenue from professional services is recognized when the service is provided.

Cash and Cash Equivalents - We consider all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

We had $1,002,000 invested in a money market fund at December 31, 2003 with Wachovia Capital Markets, LLC. The money market fund invests in certificates of deposit, banker's acceptances, commercial paper, U.S. treasury notes, bank notes, short-term corporate debt securities and repurchase agreements backed by such obligations.

Risk Concentrations - Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We place our cash and cash equivalents with high credit quality institutions to limit credit exposure. We believe no significant concentration of credit risk exists with respect to these investments. The amount of cash beyond insured amounts at December 31, 2004 and 2003 was approximately $98,660 and $1,101,800, respectively.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the wide variety of customers, principally major insurance companies, who are dispersed across many geographic regions. As of December 31, 2004, one customer accounted for approximately 67% of our trade accounts receivable portfolio. We routinely assess the financial strength of customers and, based upon factors concerning credit risk, we establish an allowance for doubtful accounts. Management believes that accounts receivable credit risk exposure beyond such allowance is limited.

We generally do not require collateral for our financial instruments, other than repurchase agreements.

[1] Summary of Significant Accounting Policies [Continued]

Other Concentrations - We rely on a third party supplier for our claims management solutions in our product line. The loss of this supplier could materially adversely affect our business, operating results and financial condition. We are in the process of identifying other suppliers to decrease our reliance on our current sole supplier for claims management solutions. We may not find any additional suppliers for our claims management solutions in our product line.

Impairment of Long-Lived Assets - We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying amounts. Impairment, if any, is measured as the excess of the carrying amount over the fair value based on market value (when available) or discounted expected cash flows of those assets, and is recorded in the period in which the determination is made.

Stock-Based Compensation - We account for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense is recognized because the exercise prices of these employee stock options equal or exceed the estimated fair market value of the underlying stock on the dates of grant.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment". SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock Based Compensation", and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005, which is third quarter 2005 for calendar year companies, although early adoption is allowed. SFAS 123R requires companies to adopt its requirements using a "modified prospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. The "modified retrospective" method also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123.

We currently utilize a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. We have not yet determined which model we will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. We have not yet determined what effect, if any, this change will have on future periods.

We currently expect to adopt SFAS 123R effective July 1, 2005; however, we have not yet determined which of the aforementioned adoption methods we will use.

[1] Summary of Significant Accounting Policies [Continued]

Property and Equipment - Furniture, fixtures and equipment are carried at cost. Depreciation is recorded on the straight-line method over three to ten years, which approximates the estimated useful lives of the assets. Depreciation expense in 2004, 2003 and 2002 was $74,819, $89,293 and $101,370, respectively.

Routine maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful life of the assets are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reported in the statement of operations.

Capitalized Software - Costs for the internal development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. As we have completed software development concurrently with the establishment of technological feasibility, we have commenced capitalizing these costs. Software development costs are our only research and development expenditures. During 2004, 2003 and 2002, qualifying software development costs of $987,993, $1,027,358 and $1,026,160, respectively, were capitalized and are being amortized over a three-year period at the greater of the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product. Amortization expense in 2004, 2003 and 2002 was $1,008,015, $522,221 and $830,645, respectively. At each balance sheet date, the unamortized capitalized costs of each computer software product are compared to the net realizable value of that product. If an amount of unamortized capitalized costs of a computer software product is found to exceed the net realizable value of that asset, such amount will be written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy our responsibility set forth at the time of sale.

Advertising Expense - We expense advertising costs as incurred. Advertising expense in 2004, 2003 and 2002 was $166,731, $150,539 and $83,203, respectively.

Income Taxes - Pursuant to SFAS No. 109, "Accounting for Income Taxes," income tax expense [or benefit] for the year is the sum of deferred tax expense [or benefit] and income taxes currently payable [or refundable]. Deferred tax expense [or benefit] is the change during the year in a company's deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

[1] Summary of Significant Accounting Policies [Continued]

Earnings Per Share - We have adopted the provisions of SFAS No. 128. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. SFAS No. 128 also requires a dual presentation of basic and diluted earnings per share on the face of the statement of operations for all companies with complex capital structures. Diluted earnings per share reflects the amount of earnings for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities into common stock.

The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on per share amounts [i.e., increasing earnings per share or reducing loss per share]. The dilutive effect of outstanding options and warrants and their equivalents are reflected in dilutive earnings per share by the application of the treasury stock method which recognizes the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common stock at the average market price during the period. Options and warrants will have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants. Equity instruments that may dilute earnings per share in the future are listed in Note 5.

The dilutive effect of convertible debt is reflected in diluted earnings per share by the application of the if-converted method. The convertible debt could potentially dilute basic earnings per share in future periods.

[2] Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions – An amendment of SFAS No. 66 and 67." This Statement amends SFAS No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This Statement also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state the guidance for (a) incidental costs and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to guidance in SOP 04-2. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. Adoption of this Statement is not expected to have a material impact on our financial statements.

[2] Recently Issued Accounting Standards [Continued]

In November 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment to APBO No. 29." This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This is effective for fiscal periods beginning after June 15, 2005. Adoption of this Statement is not expected to have a material impact on our financial statements.

[3] Commitments, Contingencies and Related Party Transactions

Operating Leases - We lease approximately 21,000 square feet of office space under a lease which expires in May 2005 [See Note 14].

Rent expense was $341,756, $331,313 and $323,778 for the years ended December 31, 2004, 2003 and 2002, respectively.

Our future minimum rental commitments under the noncancellable operating lease in effect at December 31, 2004 were as follows: year ending 2005 -- $139,785; thereafter -- none.

Employment Contracts - We have an employment contract with one of our executives with an expiration date of December 31, 2006. This contract may be renewed by the consent of both parties for an additional one year period. The aggregate commitment for future salary at December 31, 2004 was approximately $600,000. In accordance with a previous contract, the executive was issued 25,000 shares of our common stock in January 2000.

[4] Income Taxes

An analysis of the components of the income tax provision [benefit] is as follows:

	Years ended December 31,		
	2004	2003	2002
Current:			
Federal	$ --	$ --	$ --
State	48,905	--	90,000
Totals	48,905	--	90,000
Deferred:			
Federal	--	--	--
State	--	--	(228,735)
Totals	--	--	(228,735)
Net Income Taxes Provision [Benefit]	$ 48,905	$ --	$ (138,735)

During 2002, we availed ourself of a program offered by the State of New Jersey whereby we sold state net operating losses of $2,921,267 for $228,735. As of December 31, 2002, the amount due to us under the program was $228,735 which is classified with other receivables and was collected in January 2003. We did not qualify for the program in 2003 and 2004 due to achieving profitability in 2002 and 2003.

[4] Income Taxes [Continued]

The income tax [benefit] for continuing operations differs from the amount computed by applying the statutory federal income tax rate as follows:

	Years ended December 31, 2004	2003	2002
Computed Federal Statutory Tax [Benefit]	$ 278,000	$ 133,000	$ 295,000
Valuation Allowance to Reduce Deferred Tax Asset	--	--	--
Tax Benefit of Federal Net Operating Loss Carryforward	(278,000)	(133,000)	(205,000)
Sale of State Net Operating Loss Carryforward	--	--	(228,735)
Effect of State Taxes [Net of Federal Benefit]	48,905	--	--
Actual Tax [Benefit]	$ 48,905	$ --	$ (138,735)

The components of the net deferred tax asset and liability were as follows:

	Years ended December 31, 2004	2003
Deferred Tax Assets - Current:		
Accounts Receivable Allowance	$ 10,000	$ 10,000
Vacation Accrual	--	--
Valuation Allowance	(10,000)	(10,000)
Current Deferred Tax Asset	$ --	$ --
Deferred Tax Asset [Liability] - Long-Term:		
Net Operating Loss Carryforward	$ 8,660,000	$ 8,660,000
Stock Options	80,000	80,000
Capitalized Software	(750,000)	(760,000)
Depreciation and Amortization	15,000	15,000
Valuation Allowance	(8,005,000)	(7,995,000)
Long-Term Deferred Tax Asset	$ --	$ --

A 100% valuation allowance has been established due to the uncertainty about the realization of the deferred tax asset. The net change during 2004 and 2003 in the total valuation allowance is $10,000 and $(900,000), respectively.

At December 31, 2004, we had approximately $21,900,000 of federal net operating tax loss carryforwards expiring at various dates through 2023. The Tax Reform Act of 1986 enacted a complex set of rules which limits a company's ability to utilize net operating loss carryforwards and tax credit carryforwards in periods following an ownership change. These rules define an ownership change as a greater than 50 percent point change in stock ownership within a defined testing period which is generally a three-year period. As a result of stock which may be issued by us from time to time, including the stock which may be issued related to our outstanding convertible debentures [See Note 8] and the conversion of outstanding warrants, or the result of other changes in ownership of our outstanding stock, we may experience an ownership change and consequently our utilization of net operating loss carryforwards could be significantly limited.

[5] Stock Option and Stock Purchase Plans

In March 1995, we adopted the 1995 Employee Stock Option Plan, which was amended in April 1997 and June 2000. Options for the purchase of up to 5,000,000 shares may be granted by the Board of Directors to our employees at an exercise price determined by the Board of Directors on the date of grant. Options may be granted as incentive or non-qualified stock options with a term of not more than ten years. At December 31, 2004, 2003 and 2002, 1,784,525, 1,763,025 and 2,321,025 shares, respectively, were available for grant under the 1995 Employee Stock Option Plan.

On November 15, 1994, we adopted the 1994 Stock Option Plan for Independent Directors. Options for the purchase of up to 300,000 shares may be granted to our directors who are not employees ["non-employee directors"]. The Plan was amended in June 2000 to increase the aggregate number of shares of common stock available for grant from 300,000 to 750,000. Each non-employee director who is serving on a "Date of Grant" shall automatically be granted an option to purchase 10,000 shares of common stock at the fair market value of common stock on the date the option is granted. Dates of Grant are November 15, 1994, 1999, 2004, and 2009 for non-employee directors serving on November 15, 1994. For individuals who become non-employee directors after November 15, 1994, such directors' Dates of Grant will be the date such individual becomes a director and the fifth, tenth and fifteenth anniversaries of such date. Options are exercisable in full 6 months after the applicable date of grant and expire 5 years after the date of grant. At December 31, 2004, 2003 and 2002, 750,000, 750,000 and 750,000 shares, respectively, were available for grant under the 1994 Stock Option Plan for Independent Directors.

In October 1994, we adopted the 1994 Non-Qualified Stock Option Plan for Consultants. Options for the purchase of up to 200,000 shares may be granted by the Board of Directors to any individual who has entered into a written consulting contract with us. The non-qualified stock options will have up to a 5 year term from date of grant and will be exercisable at a price and time as determined by the Board of Directors on the date of grant. At December 31, 2004, 2003 and 2002, -0-, 105,000 and 105,000 shares, respectively, were available for grant under the 1994 Non-Qualified Stock Option Plan for Consultants. This Plan expired in October 2004.

[5] Stock Option and Stock Purchase Plans [Continued]

A summary of the changes in outstanding common stock options for all outstanding plans is as follows:

	Shares	Exercise Price Per Share	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
Balance, December 31, 2001	2,346,750	$ .23 - 4.00	2.3 Years	$ .90
Granted	195,000	.27 - .29	2.3 Years	.27
Canceled	(50,500)	.23 - .63		.39
Expired	(135,000)	.32 - 2.13		1.14
Balance, December 31, 2002	2,356,250	$ .23 - 4.00	2.3 Years	$ .84
Granted	843,000	.34 - .60	4.4 Years	.51
Exercised	(10,500)	.27 - .29		.29
Canceled	(18,750)	.29 - .63		.54
Expired	(266,250)	.32 - 1.25		.84
Balance, December 31, 2003	2,903,750	$ .27 - 4.00	2.4 Years	$ .75
Granted	10,000	.31 - .31	2.7 Years	.31
Exercised	(50,750)	.26 - .31		.28
Canceled	(31,500)	.46 - .60		.58
Expired	--	--		--
Balance, December 31, 2004	2,831,500	$ .23 - 4.00	1.7 Years	$ .76

The options granted during 2004 are distributed as follows, relative to the difference between the exercise price and the stock price at grant date:

	Number Granted	Weighted-Average Exercise Price	Weighted-Average Fair Value
Exercise Price at Stock Price	10,000	$ .31	$ .31

The options granted during 2003 are distributed as follows, relative to the difference between the exercise price and the stock price at grant date:

	Number Granted	Weighted-Average Exercise Price	Weighted-Average Fair Value
Exercise Price at Stock Price	843,000	$ .51	$ .32

The options granted during 2002 are distributed as follows, relative to the difference between the exercise price and the stock price at grant date:

	Number Granted	Weighted-Average Exercise Price	Weighted-Average Fair Value
Exercise Price at Stock Price	195,000	$ .27	$ .15

[5] Stock Option and Stock Purchase Plans [Continued]

Exercisable options at December 31, 2004, 2003 and 2002 were as follows:

December 31,	Number of Exercisable Options	Weighted-Average Exercise Price
2004	2,442,589	$ .80
2003	2,049,780	$ .86
2002	1,888,740	$ .97

The following table summarizes information about stock options at December 31, 2004:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ .23 - $ .34	1,147,000	1.4 Years	$ .32	1,075,134	$ .32
$ .46 - $ .53	562,500	3.8 Years	$ .53	281,675	$ .53
$ .60 - $1.13	234,000	1.3 Years	$ .88	197,780	$ .93
$ 1.25 - $1.25	688,000	1.2 Years	$ 1.25	688,000	$ 1.25
$ 2.00 - $2.00	195,000	.2 Years	$ 2.00	195,000	$ 2.00
$ 4.00 - $4.00	5,000	1.2 Years	$ 4.00	5,000	$ 4.00
	2,831,500	1.7 Years	$ .76	2,442,589	$ .80

We apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options issued to employees in accounting for our stock option plans. The exercise price for all stock options issued during 2004, 2003 and 2002 were equal to or greater than the market price of our stock at the date of grant. Accordingly, no compensation expense has been recognized for our stock-based compensation plans for fiscal years 2004, 2003 and 2002.

There were 768,572 warrants outstanding at December 31, 2004. The exercise price for all the warrants issued and outstanding as of December 31, 2004 were equal to or greater than the market price of our stock at the date of grant.

A summary of the changes in outstanding warrants is as follows:

	Outstanding and Exercisable Warrants	Exercise Price Per Warrant	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
Balance, December 31, 2002	768,572	$ .22 - .62	2.80 Years	$ 0.56
Granted	--			--
Balance, December 31, 2003	768,572	$ .22 - .62	1.80 Years	$ 0.56
Granted	--			--
Balance, December 31, 2004	768,572	$ .22 - .62	.80 Years	$ 0.56

[5] Stock Option and Stock Purchase Plans [Continued]

Exercisable options at December 31, 2004, 2003 and 2002 were as follows:

December 31,	Number of Exercisable Options	Weighted-Average Exercise Price
2004	2,442,589	$ .80
2003	2,049,780	$ .86
2002	1,888,740	$ .97

The following table summarizes information about stock options at December 31, 2004:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ .23 - $ .34	1,147,000	1.4 Years	$ .32	1,075,134	$ .32
$ .46 - $ .53	562,500	3.8 Years	$ .53	281,675	$ .53
$ .60 - $1.13	234,000	1.3 Years	$ .88	197,780	$ .93
$ 1.25 - $1.25	688,000	1.2 Years	$ 1.25	688,000	$ 1.25
$ 2.00 - $2.00	195,000	.2 Years	$ 2.00	195,000	$ 2.00
$ 4.00 - $4.00	5,000	1.2 Years	$ 4.00	5,000	$ 4.00
	2,831,500	1.7 Years	$ .76	2,442,589	$ .80

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options. The weighted average fair value of stock options granted to employees used in determining pro forma amounts was estimated at $.31, $.32 and $.15 during 2004, 2003 and 2002, respectively.

Pro forma information regarding net income or loss and net income or loss per share has been determined as if we had accounted for our employee stock options under the fair value method prescribed under SFAS No. 123, Accounting for Stock Based Compensation. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the pro forma amounts with the following weighted average assumptions:

	December 31,		
	2004	2003	2002
Risk-Free Interest Rate	3.90%	3.00%	3.00%
Expected Life	3.0 Years	4.0 Years	3.0 Years
Expected Volatility	78%	79%	81%
Expected Dividends	None	None	None

[5] Stock Option and Stock Purchase Plans [Continued]

The pro forma amounts are indicated below [in thousands, except per share amounts]:

	Years ended December 31,		
	2004	2003	2002
Net Income as Reported	$ 767	$ 392	$ 877
Deduct: Amount by which Stock-Based Employee Compensation as Determined under Fair Value Based Method for all Awards Exceeds the Compensation as Determined under the Intrinsic Value Method	$ 101	$ 37	$ 18
Pro Forma Net Income	$ 666	$ 355	$ 859
Basic Earnings Per Share as Reported	$ .04	$ .03	$ .06
Pro Forma Basic Earnings Per Share	$ .03	$ .02	$ .04

[6] Basic Earnings Per Share Disclosures

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ["EPS"] computations.

	2004	2003	2002
Numerator:			
Net Income	$ 767,399	$ 391,856	$ 876,563
Effect of Dilutive Securities:			
Interest Reversal Convertible Debentures [Net of Tax]	118,800	120,000	120,000
Incentive Bonus Adjustment [Net of Tax Benefit]	--	--	(12,000)
Numerator for Diluted Earnings Per Common Share	$ 886,199	$ 511,856	$ 984,563
Denominator:			
Weighted Average Number of Common Shares Outstanding for Basic Earnings Per Common Share	15,515,000	15,341,000	15,336,000
Effect of Dilutive Securities:			
Exercise of Options	424,000	495,250	26,500
Exercise of Warrants	73,000	76,250	37,000
Conversion of Convertible Debentures	7,983,000	8,333,500	8,333,500
Denominator for Diluted Earnings Per Common Share	23,995,000	24,246,000	23,733,000
Basic Earnings Per Common Share	$ .05	$ .03	$ .06
Diluted Earnings Per Common Share	$ .04	$ .02	$ .04

Equity instruments that may dilute earnings per share in the future are listed in Note 5.

Options to purchase 1,682,000 shares of common stock at prices ranging from $.53 to $4.00 per share were outstanding at December 31, 2004, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

[7] Supplemental Data

Accrued liabilities consist of the following:

	Years ended December 31, 2004	Years ended December 31, 2003
Accrued Payroll, Benefits, Temporary Help and Consulting	$ 332,253	$ 54,568
Accrued Professional Fees	188,199	195,043
Other	309,064	125,935
Totals	$ 829,516	$ 375,546

[8] Convertible Debentures

In 2001 and 2002, we completed two rounds of debt financing through the sale of 8% convertible debentures due in 2008 ("2008 Debentures") and 2009 ("2009 Debentures"), respectively, to Renaissance US Growth & Income Trust PLC, BFSUS Special Opportunities Trust PLC and certain other investors, (including John Roblin, our Chairman of the Board, President and Chief Executive Officer) with an aggregate principal amount of $2,500,000. Interest on the unpaid principal amount of the debentures is payable monthly at the rate of 8% per annum. The 2008 Debentures mature on July 1, 2008 and the 2009 Debentures mature on September 1, 2009, unless the debentures are earlier redeemed by us or the holder or converted into shares of our common stock at the holder's option at a conversion price of $0.30 per share, subject to adjustment. We may redeem the debentures for cash at 101% of the principal amount, together with accrued and unpaid interest through the redemption date, upon the occurrence of certain events specified in the debentures. The related financing costs incurred of $187,090 in connection with establishing these debentures have been deferred and are being amortized over the life of the debt. We are required to repay principal on the 2008 Debentures and 2009 Debentures, commencing July 1, 2004 and July 1, 2005, respectively, in monthly installments of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount of such debentures, and at maturity we will be required to pay the remaining unpaid principal amount. In 2004, the holders of the 2008 Debentures elected to convert all of their monthly principal installments due in 2004, totaling $105,335, under such debentures into shares of our common stock at the conversion price of $0.30 per share in lieu of receiving such installment payments in cash. In connection with this conversion, we issued to the holders of the 2008 Debentures an aggregate of 351,116 shares of our common stock. We made an aggregate of $198,000 of interest payments on the debentures during 2004.

In March 2002, the holders under the Convertible Loan Agreements agreed to amend one of the financial covenants for the quarters ending March 31, June 30 and September 30, 2002. As consideration for such amendments, we issued to such holders an aggregate of 128,572 warrants to purchase such number of shares of our common stock at an exercise price of $0.22 per share. The warrants expire in 2007 and became exercisable in equal monthly installments on each of March 31, 2002, June 30, 2002 and September 30, 2002, respectively. The $16,913 estimated fair market value of the warrants has been charged to financing costs.

As of December 31, 2004, we were in compliance with the financial covenants of the Convertible Loan Agreements.

[8] Convertible Debentures [Continued]

At December 31, 2004, principal payments due on the convertible debentures were as follows:

2005	$ 220,122
2006	247,061
2007	218,991
2008	1,240,210
Thereafter	468,281
Total	$ 2,394,665

[9] 401(k) Plan

After completing a year of service and working 1,000 hours, employees age 21 and over are eligible to participate in our Tax Saver 401(k) Salary Reduction Plan. Employees can save a percentage of pay on a pre-tax basis to an annual maximum of $13,000 for the year ended December 31, 2004. We match $.50 for each $1.00 of the first 5% of pay employees elect to defer. Expenses associated with this plan in 2004, 2003 and 2002 were approximately $76,000, $61,700 and $56,400, respectively.

[10] Stockholders' Equity

During 2004, the holders of the 2008 Debentures elected to convert an aggregate of $105,335 in principal of such debentures, representing their monthly installments of principal under such debentures (in lieu of receiving such installment payments in cash), for 351,116 shares of our common stock at the conversion price of $0.30 per share [See Note 8].

During 2002, we issued an aggregate of 128,572 warrants to purchase such number of shares of our common stock in exchange for an amendment to the convertible loan agreements governing our 2008 Debentures pursuant to which one of the financial covenants was amended for the quarters ending March 31, June 30 and September 30, 2002 [See Note 8]. The $16,913 estimated fair market value of the warrants has been charged to financing costs and capital in excess of par value.

During 2001, we issued 154,546 shares of our common stock in exchange for services rendered in connection with the debt restructuring described in Note 8. The cost of $68,000 for the services have been included in deferred financing costs, and capital in excess of par value has been increased by $66,455, representing the excess of the cost of the services over the par value of the common stock issued.

[11] Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In assessing the fair value of our cash and cash equivalents, trade receivables and accounts payables and accrued expenses, management concluded that the carrying amount of these financial instruments approximates fair value because of their short maturities. Management estimates that the carrying amount of our convertible debentures, based on current rates and terms at which we could borrow funds, is approximately $2,400,000 and $2,500,000 at December 31, 2004 and 2003.

[12] Segment Information

As of January 1, 2003, we merged the management teams and infrastructures of our two business units, Classic and TAS 2000, into one comprehensive unit. As a result, we no longer separately assess the performance of these products.

[13] Major Customers

For the years ended December 31, 2004 and 2003, sales to one customer amounted to approximately 31% and 11% of revenues, respectively. For the year ended December 31, 2002, sales to another individual customer amounted to approximately 30% of revenues.

[14] Subsequent Events

On March 3, 2005, we signed an eighty-nine month lease for approximately 20,000 square fee of office space located in Fairfield, New Jersey. This will serve as our new headquarters.

. . . .

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Accumulated amortization of capitalized software and software license:				
Year Ended December 31, 2004	$ 6,197,478	$1,008,015	$ --	$ 7,205,493
Year Ended December 31, 2003	$ 5,675,257	$ 522,221	$ --	$ 6,197,478
Year Ended December 31, 2002	$ 4,844,612	$ 830,645	$ --	$ 5,675,257
Allowance for Doubtful Accounts:				
Year Ended December 31, 2004	$ 25,000	$ --	$ --	$ 25,000
Year Ended December 31, 2003	$ 25,000	$ --	$ --	$ 25,000
Year Ended December 31, 2002	$ 25,000	$ --	$ --	$ 25,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVER-ALL TECHNOLOGIES INC.

Date: March 25, 2005

By: /s/ John W. Roblin
John W. Roblin
Chairman of the Board of Directors, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ John W. Roblin John W. Roblin	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 25, 2005
/s/ Ann F. Massey Ann F. Massey	Chief Financial Officer, Controller and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 25, 2005
/s/ Russell Cleveland Russell Cleveland	Director	March 25, 2005
/s/ Earl Gallegos Earl Gallegos	Director	March 25, 2005
/s/ Mark D. Johnston Mark D. Johnston	Director	March 25, 2005
/s/ Robert A. Marshall Robert A. Marshall	Director	March 25, 2005

CORPORATE INFORMATION

Principal Officers

John W. Roblin
Chairman of the Board of Directors,
President and Chief Executive Officer

Maryanne Z. Gallagher
Chief Operating Officer

Ann F. Massey
Chief Financial Officer and Secretary

Frank R. Orzell
Senior Vice President

Board of Directors

John W. Roblin
Chairman of the Board of Directors,
President and Chief Executive Officer

Russell Cleveland
President and Chief Executive Officer
of Renaissance Capital Group, Inc.

Earl Gallegos
Management Consultant,
Former Executive Vice President
of Pacific Rim Assurance Co.

Mark D. Johnston
Private Investor

Robert A. Marshall
Management Consultant,
Former President of Advanta Corporation,
Credit Card Division

Additional Information:
Common Stock Quotation Service
OTC Bulletin Board - COVR.OB

Transfer Agent and Registrar:
Wachovia Bank, N.A.
Equity Services Group
1525 West W.T. Harris Blvd.--3C3
Charlotte, NC 28288-1153

Cover-All Technologies Inc.
on the Internet:
www.cover-all.com

Stockholders Communications E-Mail:
sholders@cover-all.com

Counsel:
DLA Piper Rudnick Gray Cary US LLP
1251 Avenue of the Americas
New York, NY 10020-1104

Independent Auditors:
Moore Stephens, P.C.
340 North Avenue
Cranford, NJ 07106

Locations:
Cover-All Technologies Inc.
55 Lane Road
Fairfield, NJ 07004
973.461.5200
(prior to May 31, 2005: 18-01 Pollitt Drive,
Fair Lawn, NJ 07410 Phone: 201.794.4800)

Cover-All Systems, Inc.
55 Lane Road
Fairfield, NJ 07004
973.461.5200
(prior to May 31, 2005: 18-01 Pollitt Drive,
Fair Lawn, NJ 07410 Phone: 201.794.4800)


Deep Inventory of Coverages
Secure and Scalable
Results Oriented Workflows
Processing
Efficiency
Content Management
Ease of Integration

COVER-ALL Technologies Inc.

55 Lane Road, Fairfield, NJ 07004

(Prior to May 31, 2005: 18-01 Pollitt Drive, Fair Lawn, NJ 07410)